Agilent Technologies, Inc.

2006 Annual Report to Stockholders

2006 Annual Report Consolidated Financial Statements

Agilent Technologies

Annual Report

2006 Annual Report to Stockholders

2006 Annual Report Consolidated Financial Statements

To Our Shareholders:

Fiscal 2006 was a significant year for Agilent in its transformation to a focused pure-play measurement company. After completing the sale of its semiconductor products business, the company divested its semiconductor test business and launched Verigy as an independent company. Agilent also completed a $4.4 billion stock repurchase program and announced a new plan to repurchase up to an additional $2 billion in shares through 2008.

The first phase of Agilent's transformation is complete. The company is now organized into two business groups: electronic measurement, which includes general purpose test and communications test; and bio-analytical measurement, which includes chemical analysis and life science.

In 2007 Agilent's focus will be on "Phase II" of its transformation, with the intent to achieve higher sustainable, profitable growth by leveraging the operating model that has been created. Specific initiatives for organic growth include micro arrays, high-end liquid chromatography/mass spectroscopy, diagnostics and informatics in bio-analytical measurement; and aerospace-defense, communications test, low-cost instrumentation and nanotechnology in electronic measurement. Organic growth will be supplemented by targeted acquisitions.

With a new focus on the $40 billion measurement market, Agilent is committed to be the measurement partner of choice for engineers and scientists throughout the world. The company now serves a less volatile and more profitable market that can create enormous value for shareholders. As Agilent continues its transformation over the next 12 months, there continue to be significant opportunities to accelerate growth and strengthen the company's position as the world's premier measurement company.

Bill Sullivan
President and Chief Executive Officer
January 12, 2007

Agilent at a Glance

Agilent is the world's premier measurement company, providing core bio-analytical and electronic measurement solutions to the communications, electronics, life sciences and chemical analysis industries.

About 66 percent of Agilent's total net revenue was generated from outside of the United States in fiscal 2006. With approximately 18,700 employees around the world, our global presence offers a competitive advantage. Agilent's manufacturing, R&D, sales and support capabilities around the world give customers the flexibility they need in today's competitive environment.

Business Group	2006 Net Revenue	Description
Electronic Measurement	**$3.42** billion	Our electronic measurement business provides standard and customized electronic measurement instruments and systems, monitoring, management and optimization tools for communications networks and services, software design tools and related services that are used in the design, development, manufacture, installation, deployment and operation of electronics equipment and communications networks and services. Our electronic measurement business employed approximately 11,850 people worldwide as of October 31, 2006. ***Markets:*** The markets for our electronic measurement business include communications test and general purpose test. ***Product areas:*** Communication test products include products for the following types of networks and systems: fiber optics networks, transport networks, broadband and data networks, wireless communications and microwave networks. We provide assistance with installation and maintenance and operations support systems. General purpose test products include general purpose instruments, modular instruments and test software, digital design products, parametric test products, high frequency electronic design tools, electronics manufacturing test equipment and thin-film transistor array test equipment, nano-positioning systems, atomic-force microscopy and scanning probe microscopy.

Business Group	2006 Net Revenue	Description
Bio-Analytical Measurement	**$1.55** billion	Our bio-analytical measurement business provides application-focused solutions that include instruments, software, consumables and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products. Our bio-analytical measurement business employed approximately 4,100 people worldwide as of October 31, 2006. ***Markets:*** The markets for our bio-analytical measurement business include life sciences, including the pharmaceutical, biotechnology, contract research organizations and contract manufacturing organizations, academic and government and clinical diagnostic markets, and chemical analysis, including the petrochemical, environmental, homeland security and forensics and bioagriculture and food safety markets. ***Product areas:*** The seven key product categories for the bio-analytical measurements business include: microarrays, microfluidics, gas chromatography, liquid chromatography, mass spectrometry, software and informatics, and related consumables and services.
Agilent Laboratories		Agilent Labs is our central research organization based in Santa Clara, California, with satellite offices in Beijing, China; Everett, Washington; Leuven, Belgium; and South Queensferry, Scotland. Agilent Labs engages primarily in two types of research: 1) applied research that leads to technology that can be transferred to our existing businesses in communications, electronics, life sciences and chemical analysis, and 2) research that creates new businesses that are outside of our current markets but within our fields of interest. Agilent Labs also provides technology integration across our company.
Agilent Sales and Support		We sell our products primarily through direct sales, but we also utilize distributors, resellers, manufacturer's representatives, telesales and electronic commerce.

Officers

William P. Sullivan
President and Chief Executive Officer

Adrian T. Dillon
Executive Vice President, Finance and Administration, Chief Financial Officer

Patrick J. Byrne
Senior Vice President of Agilent and President of Electronic Measurement Group

Jean M. Halloran
Senior Vice President, Human Resources

D. Craig Nordlund
Senior Vice President, General Counsel and Secretary

Christopher van Ingen
Senior Vice President of Agilent and President of Life Sciences and Chemical Analysis Group

John R. Eaton
Vice President, Corporate Development

Didier Hirsch
Vice President, Tax and Controller

Marie Oh Huber
Vice President, Assistant General Counsel and Assistant Secretary

Darlene Solomon
Vice President and Director of Agilent Laboratories

Hilliard Terry
Vice President, Treasurer

Directors

James G. Cullen
Chairman of the Board of Directors of Agilent, Retired President and Chief Operating Officer of Bell Atlantic Corporation (now known as Verizon)

Paul N. Clark
Chief Executive Officer and President of ICOS Corporation

Robert J. Herbold
Retired Executive Vice President of Microsoft Corporation

Koh Boon Hwee
Chairman of DBS Group Holdings Ltd.

Robert L. Joss
Dean of the Graduate School of Business of Stanford University

Heidi Kunz
Executive Vice President and Chief Financial Officer of Blue Shield of California

David M. Lawrence, M.D.
Retired Chairman Emeritus of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals

A. Barry Rand
Chairman Emeritus of Avis Group Holdings, Inc.

Board Committees

Audit & Finance Committee
Heidi Kunz, Chairperson
Robert J. Herbold
Robert L. Joss

Compensation Committee
David M. Lawrence, M.D., Chairperson
Paul N. Clark
Koh Boon Hwee
A. Barry Rand

Nominating/Corporate Governance Committee
James G. Cullen Chairperson
Paul N. Clark
Robert J. Herbold
Koh Boon Hwee
Robert L. Joss
Heidi Kunz
David M. Lawrence, M.D.
A. Barry Rand

Executive Committee
James G. Cullen, Chairperson
William P. Sullivan

All listed officers, except John R. Eaton, Didier Hirsch, Marie Oh Huber, Darlene Solomon and Hilliard Terry are executive officers of Agilent under Section 16 of the Securities Exchange Act of 1934.

Agilent's annual meeting of shareholders will take place on Tuesday, February 27, 2007 at 10:00 a.m. at the South San Francisco Conference Center, 255 South Airport Boulevard, South San Francisco, California.

Investor Information

Please see the full and audited financial statements and footnotes contained in this booklet. To receive paper copies of the annual report, proxy statement, Form 10-K, earnings announcements and other financial information, people in the United States and Canada should call our toll-free number: (877) 942-4200. In addition, you can access this financial information at Agilent's Investor Relations Web site. The address is http://www.investor.agilent.com. This information is also available by writing to the address provided under the Investor Contact heading below.

Corporate Governance, Business Conduct and Ethics

Agilent's Amended and Restated Corporate Governance Standards, the charters of our Audit and Finance Committee, our Compensation Committee, our Executive Committee and our Nominating/Corporate Governance Committee as well as Agilent's Standards of Business Conduct (including code of ethics provisions that apply to our principle executive officer, principle financial officer, controller and senior financial officers) are available on our website at http://www.investor.agilent.com under "Corporate Governance Policies." You can also request a hard copy of any of this information by contacting (877) 942-4200.

Agilent submitted its Annual Certification of the Chief Executive Officer to the New York Stock Exchange regarding the New York Stock Exchange corporate governance listing standards on March 23, 2006. Agilent filed its Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2, respectively, to its Annual Report on Form 10-K for the fiscal year ended October 31, 2006 filed with the Securities and Exchange Commission on December 22, 2006.

Transfer Agent and Registrar

Please contact our transfer agent, at the phone number or address listed below, with any questions about stock certificates, transfer of ownership or other matters pertaining to your stock account.

Computershare Investor Services
P.O. Box A3504
Chicago, IL 60690-3504
United States

If calling from anywhere within the United States and Canada: (877) 309-9856.

If calling from outside the United States: (312) 588-4672.

The e-mail address for general shareholder inquiries for Computershare is: web.queries@computershare.com.

Investor Contact

Agilent Technologies, Inc.
Investor Relations Department
5301 Stevens Creek Boulevard
Santa Clara, CA 95051

You can also contact the Investor Relations Department via e-mail at the Agilent Investor Relations Web site at http://www.investor.agilent.com. Click "Information Request" under "Investor Information" tab to send a message.

Agilent Headquarters

Agilent Technologies, Inc.
5301 Stevens Creek Boulevard
Santa Clara, CA 95051
Phone: (408) 553-2424

Common Stock

Agilent is listed on the New York Stock Exchange and our ticker symbol is "A." There were approximately 49,862 registered shareholders as of December 31, 2006. We do not currently offer direct purchase of Agilent shares from the company or a dividend re-investment plan (DRIP).

The following tables summarize the high and low stock prices by period for Agilent's common stock.

Fiscal 2006	**High**	**Low**
First Quarter (ended January 31, 2006)	$36.10	$31.90
Second Quarter (ended April 30, 2006)	$39.54	$33.52
Third Quarter (ended July 31, 2006)	$39.45	$27.47
Fourth Quarter (ended October 31, 2006)	$35.81	$26.96

Fiscal 2005	**High**	**Low**
First Quarter (ended January 31, 2005)	$25.90	$21.43
Second Quarter (ended April 30, 2005)	$24.99	$20.11
Third Quarter (ended July 31, 2005)	$26.63	$20.72
Fourth Quarter (ended October 31, 2005)	$34.45	$25.18

This annual report, including the letter titled "To Our Shareholders," contains forward-looking statements (including, without limitation, our ability to deliver value to customers and shareholders, our future business opportunities, new product pipelines, our future ability to innovate for our customers, our ability to deliver compelling products to our markets, and maintenance of financial and operational discipline) that involve risks and uncertainties that could cause results of Agilent to differ materially from management's current expectations. These risks include the ability to execute successfully through business cycles while it continues to implement cost reductions; the ability to meet and achieve the benefits of its cost reduction goals and otherwise successfully adapt its cost structures to continuing changes in business conditions; ongoing competitive, pricing and gross margin pressures; the risk that our cost-cutting initiatives will impair our ability to develop products and remain competitive and to operate effectively; the impact of geopolitical uncertainties on our markets and our ability to conduct business; the ability to improve asset performance to adapt to changes in demand; the ability to successfully introduce new products at the right time, price and mix and other risks detailed in Agilent's filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended Oct. 31, 2006.

The materials contained in this annual report are as of December 22, 2006, unless otherwise noted. The content of this annual report contains time-sensitive information that is accurate only as of this date. If any portion of this annual report is redistributed at a later date, Agilent will not be reviewing or updating the material in this report.

This annual report contains the full, audited financials and notes thereto contained in the following section of this booklet with the tab "Annual Report Financials." Within the Annual Report Financials, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risks, Uncertainties and Other Factors That May Affect Future Results" for more complete information on each of our businesses and Agilent as a whole.

2006 Annual Report to Stockholders

2006 Annual Report Consolidated Financial Statements

TABLE OF CONTENTS

SELECTED FINANCIAL DATA
(Unaudited)

	Years Ended October 31,				
	2006	2005	2004	2003	2002
	(in millions, except per share data)				
Consolidated Statement of Operations Data (1, 2):					
Net revenue	$4,973	$4,685	$4,556	$ 3,930	$ 3,957
Income (loss) from continuing operations before taxes and equity income	$ 627	$ 291	$ 87	$ (746)	$(1,566)
Income (loss) from continuing operations	$1,437	$ 191	$ 59	$(1,822)	$ (976)
Income (loss) from and gain on sale of discontinued operations of our semiconductor products business, net of taxes	1,816	186	242	(13)	(27)
Gain (loss) from the sale of discontinued operations of our healthcare solutions business, net of taxes	–	–	–	–	(10)
Income (loss) from discontinued operations of our semiconductor test solutions business, net of taxes	54	(50)	68	45	(19)
Income (loss) before cumulative effect of accounting changes	3,307	327	369	(1,790)	(1,032)
Cumulative effect of adopting SFAS No. 142	–	–	–	(268)	–
Net income (loss)	$3,307	$ 327	$ 369	$(2,058)	$(1,032)
Net income (loss) per share – Basic:					
Income (loss) from continuing operations	$ 3.33	$ 0.38	$ 0.12	$ (3.85)	$ (2.10)
Income (loss) from and gain on sale of discontinued operations of our semiconductor products business, net of taxes	4.21	0.38	0.50	(0.03)	(0.06)
Loss on sale of discontinued operations of our healthcare solutions business, net of taxes	–	–	–	–	(0.02)
Income (loss) from discontinued operations of our semiconductor test solutions business, net of taxes	0.13	(0.10)	0.14	0.10	(0.04)
Cumulative effect of adopting SFAS No. 142	–	–	–	(0.57)	–
Net income (loss) per share	$ 7.67	$ 0.66	$ 0.76	$ (4.35)	$ (2.22)
Net income (loss) per share – Diluted:					
Income (loss) from continuing operations	$ 3.26	$ 0.38	$ 0.12	$ (3.85)	$ (2.10)
Income (loss) from and gain on sale of discontinued operations of our semiconductor products business, net of taxes	4.12	0.37	0.49	(0.03)	(0.06)
Loss on sale of discontinued operations of our healthcare solutions business, net of taxes	–	–	–	–	(0.02)
Income (loss) from discontinued operations of our semiconductor test solutions business, net of taxes	0.12	(0.10)	0.14	0.10	(0.04)
Cumulative effect of adopting SFAS No. 142	–	–	–	(0.57)	–
Net income (loss) per share	$ 7.50	$ 0.65	$ 0.75	$ (4.35)	$ (2.22)
Weighted average shares used in computing basic net income (loss) per share	431	494	483	473	465
Weighted average shares used in computing diluted net income (loss) per share	441	500	490	473	465

	October 31,				
	2006	2005	2004	2003	2002
	(in millions)				
Consolidated Balance Sheet Data (1, 3):					
Cash and cash equivalents and short-term investments	$2,262	$2,251	$2,315	$1,607	$1,844
Working capital	$2,420	$2,511	$2,891	$1,983	$2,699
Restricted cash and cash equivalents	$1,606	$ 22	–	–	–
Total assets	$7,369	$6,751	$7,144	$6,297	$8,203
Long-Term Debt	$1,500	–	$1,150	$1,150	$1,150
Stockholders' equity	$3,648	$4,081	$3,569	$2,824	$4,627

(1) Consolidated financial data and notes for all periods present our semiconductor test solutions, semiconductor products and healthcare solutions businesses as discontinued operations.

(2) Net income in 2006 includes a pre-tax restructuring charge of $186 million, including a pre-tax asset impairment charge of $42 million. Net income in 2005 includes a pre-tax restructuring charge of $123 million, including a pre-tax asset impairment charge of $7 million. Net income in 2004 includes a pre-tax restructuring charge of $161 million, including a pre-tax asset impairment charge of $25 million. Net loss in 2003 includes a pre-tax restructuring charge of $372 million, including a pre-tax asset impairment charge of $53 million and a non-cash charge recorded during the third quarter of 2003 to establish a tax valuation allowance of $1.4 billion. The $1.4 billion included $0.4 billion of tax benefits recorded during the first six months of 2003 resulting in approximately $1.0 billion net tax provision recorded within provision for taxes for the year ended October 31, 2003; the valuation allowance essentially eliminated our net deferred tax assets. Net loss in 2002 includes a pre-tax restructuring charge of $474 million including a pre-tax asset impairment charge of $163 million.

(3) We have reclassified the restricted cash and cash equivalents balance sheet data item in prior years to conform to the current years' presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this annual report. This report contains forward-looking statements including, without limitation, statements regarding trends, seasonality, cyclicality and growth in the markets we sell into, our strategic direction, our future effective tax rate and tax valuation allowance, earnings from our foreign subsidiaries, remediation activities, new product and service introductions, changes to our manufacturing processes, the use of contract manufacturers, the impact of local government regulations on our ability to pay vendors or conduct operations, our liquidity position, our ability to generate cash from continuing operations, growth in our businesses, our investments, the potential impact of adopting new accounting pronouncements, our financial results, our purchase commitments, our contributions to our pension plans, the selection of discount rates and recognition of any gains or losses for our benefit plans, our cost-control activities, savings and headcount reduction recognized from our restructuring programs and the divestiture of our semiconductor products and semiconductor test businesses, our stock repurchase program, our transition to lower-cost regions, the existence or length of an economic recovery that involve risks and uncertainties. Our actual results could differ materially from the results contemplated by these forward-looking statements due to various factors, including those discussed in "Risks, Uncertainties and Other Factors That May Affect Future Results" and elsewhere in this annual report.

Reclassifications

Amounts in the consolidated financial statements as of and for the years ended October 31, 2005 and October 31, 2004 have been reclassified to conform to the presentation used in 2006. See Note 3, "Discontinued Operations of our Semiconductor Products Business" and Note 4, "Discontinued Operations of our Semiconductor Test Solutions Business", to our consolidated financial statements for further information regarding the reclassification of financial information for discontinued operations. See Note 7, "Equity in Net Income of Unconsolidated Affiliate and Gain on Sale – Lumileds" to our consolidated financial statements for reclassification of equity in net income.

Overview and Executive Summary

Agilent, incorporated in Delaware in May 1999, is the world's premier measurement company, providing core bio-analytical and electronic measurement solutions to the communications, electronics, life sciences and chemical analysis industries. Prior to our initial public offering of 16 percent of our stock in November 1999, we were a wholly-owned subsidiary of Hewlett-Packard Company ("HP"). HP distributed the remaining 84 percent of our stock to its stockholders on June 2, 2000 in the form of a stock dividend.

Our fiscal year end is October 31. Unless otherwise stated, all years and dates refer to our fiscal year.

Agilent currently has two businesses focused on bio-analytical measurement and electronic measurement. During the past year, we divested two of our historical businesses, the semiconductor products business and the semiconductor test solutions business. In December 2005, we sold the semiconductor products business and recorded a gain of approximately $1.8 billion. In October 2006, we completed the distribution to our stockholders of our semiconductor test solutions business. We have reflected both the semiconductor products business and the semiconductor test solutions business as discontinued operations for all periods presented in this annual report.

Agilent's net revenue from continuing operations in 2006 was $4,973 million, an increase of 6 percent in comparison to 2005. In our bio-analytical business, net revenue in 2006 increased 9 percent in comparison to 2005. Demand increased across all markets in bio-analytical measurement with strongest growth occurring in biotechnology solutions. In our electronic measurement business, net revenue in 2006 increased 5 percent in comparison to 2005. The electronic measurement business saw growth in our general purpose segments, led by aerospace /defense and semiconductor design and manufacturing. Agilent's total net revenue in 2005 increased 3 percent in comparison to 2004.

Net income in 2006 was $3,307 million, which included the income from and gain on sale of our semiconductor products business for $1,816 million and the sale of our investment in Lumileds for a gain of $901 million. Net income in 2005 was $327 million, a decrease of 11 percent in comparison to $369 million in 2004. The decrease in total net income for 2005 was driven by a $174 million decrease in net income associated with discontinued operations offset by a $132 million increase in net income from continuing operations.

In 2006, we generated operating cash flows of $431 million and had a cash and cash equivalent balance as of October 31, 2006 of $2,262 million. In 2005, we generated operating cash flows of $656 million and had a cash and cash equivalent balance as of October 31, 2005 of $2,226 million.

The following significant events were accomplished in fiscal year 2006:

- In November 2005, we finalized the sale of our investment in Lumileds to Philips for $949 million plus the repayment of $51 million of the outstanding principal debt and interest due to us.
- In December 2005, we sold our semiconductor products business to Avago. We received approximately $2.6 billion in cash proceeds.
- In October 2006, we completed the spin-off of our semiconductor test solutions business. The aggregate market value of ordinary shares distributed to Agilent stockholders was approximately $840 million.
- In June 2006, we completed a stock repurchase program of $4.466 billion of our common stock and in September 2006 we commenced another stock repurchase program for up to $2.0 billion dollars, to be completed over the next 2 years.
- We completed the actions necessary to reduce our infrastructure costs by approximately $450 million.

Having completed the disposal of two semiconductor-related businesses, Agilent is less exposed to the highly cyclical semiconductor market. Therefore, we expect that Agilent's current operating model will experience lower cyclicality in revenue and costs than we experienced in prior years. Looking forward, we are mindful of the economic uncertainties in the year ahead and Agilent's focus is to leverage, through higher sustainable growth, the more stable operating model we've built. Our goal is to grow our revenue at a faster rate than the electronic measurement and bio-analytical measurement markets, primarily through increasing market share and complementary acquisitions which will add to our top line growth.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact the company in the future, actual results may be different from the estimates. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. Those policies are revenue recognition, restructuring and asset impairment charges, inventory valuation, investment impairments, share-based compensation, retirement and post-retirement plan assumptions, valuation of long-lived assets and accounting for income taxes.

Revenue recognition. We enter into agreements to sell products (hardware or software), services, and other arrangements (multiple element arrangements) that include combinations of products and services. Revenue from product sales, net of trade discounts and allowances, is recognized provided that persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. Revenue is reduced for estimated product returns, when appropriate. For sales that include customer-specified acceptance criteria, revenue is recognized after the acceptance criteria have been met. For products that include installation, if the installation meets the criteria to be considered a separate element, product revenue is recognized upon delivery, and recognition of installation revenue occurs when the installation is complete. Otherwise, neither the product nor the installation revenue is recognized until the installation is complete. Revenue from services is deferred and recognized over the contractual period or as services are rendered and accepted by the customer. When arrangements include multiple elements, we use objective evidence of fair value to allocate revenue to the elements and recognize revenue when the criteria for revenue recognition have been met for each element. The amount of product revenue recognized is affected by our judgments as to whether an arrangement includes multiple elements and if so, whether vendor-specific objective evidence of fair value exists for those elements. Changes to the elements in an arrangement and the ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition. Most of these conditions are subjective and actual results could vary from the estimated outcome, requiring future adjustments to revenue.

Restructuring and asset impairment charges. The three main components of our restructuring plans are related to workforce reductions, the consolidation of excess facilities and asset impairments. Workforce reduction charges are accrued when it is determined that a liability has been incurred, which is generally after individuals have been notified of their termination dates and expected severance payments. Plans to consolidate excess facilities result in charges for lease termination fees and future commitments to pay lease charges, net of estimated future sublease income. We recognize charges for consolidation of excess facilities when we have vacated the premises. These estimates were derived using the guidance of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), Staff Accounting Bulletin 100, "Restructuring and Impairment Charges" ("SAB 100"), Emerging Issues Task Force 94-3, "Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3") and lastly, SFAS No. 146 "Accounting for Exit or Disposal Activities" ("SFAS No. 146"). If the amounts and timing of cash flows from restructuring activities are significantly different from what we have estimated, the actual amount of restructuring and asset impairment charges could be materially different, either higher or lower, than those we have recorded.

Inventory valuation. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for estimated excess and obsolete inventory based upon estimates about future demand and actual usage. Such estimates are difficult to make under most economic conditions. The excess balance determined by this analysis becomes the basis for our excess inventory charge. Our marketing department plays a key role in our excess inventory review process by providing updated sales forecasts, managing product rollovers and working with manufacturing to maximize recovery of excess inventory. If actual market conditions are less favorable than those projected by management, additional write-downs may be required. If actual market conditions are more favorable than anticipated, inventory previously written down may be sold to customers, resulting in lower cost of sales and higher income from operations than expected in that period.

Investment impairments. We recognize an impairment charge when the decline in the fair value of our publicly traded equity securities and our cost-method investments below their cost basis are judged to be other-than-temporary. Significant judgment is used to identify events or circumstances that would likely have a significant adverse effect on the future use of the investment. We consider various factors in determining whether an impairment is other-than-temporary, including the severity and duration of the impairment, forecasted recovery, the financial condition and near-term prospects of the investee, and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Share-based compensation. We account for share-based awards in accordance with Statement of Financial Accounting Standards No. 123(R), Shared-Based Payment ("SFAS No. 123(R)") which was effective November 1, 2005 for Agilent. Under the new standard, share-based compensation expense is primarily based on estimated grant date fair value which is generally using the Black-Scholes option pricing model and is recognized on a straight-line basis for awards granted after November 1, 2005 over the vesting period of the award. For awards issued prior to November 1, 2005, we recognize share-based compensation expense based on FASB Interpretation 28 "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans an interpretation of APB Opinions No. 15 and 25", which provides for accelerated expensing. Our estimate of share-based compensation expense requires a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns (expected life of the options), future forfeitures and related tax effects. We consider several factors in estimating the expected life of our options granted, including the expected lives used by a peer group of companies and the historical option exercise behavior of our employees, which we believe are representative of future behavior. We estimate the stock price volatility using the implied volatility of Agilent's publicly traded stock options. We have determined that implied volatility is more reflective of market conditions and a better indicator of expected volatility than a combined method of determining volatility. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. Although we believe the assumptions and estimates we have made are reasonable and appropriate, changes in assumptions could materially impact our reported financial results.

Retirement and post-retirement benefit plan assumptions. Retirement and post-retirement benefit plan costs are a significant cost of doing business. They represent obligations that will ultimately be settled sometime in the future and therefore are subject to estimation. Pension accounting is intended to reflect the recognition of future benefit costs over the employees' average expected future service to Agilent based on the terms of the plans and investment and funding decisions. To estimate the impact of these future payments and our decisions concerning funding of these obligations, we are required to make assumptions using actuarial concepts within the framework of accounting principles generally accepted in the U.S. Two critical assumptions are the discount rate and the expected long-term return on plan assets.

Other important assumptions include the health care cost trend rate, expected future salary increases, expected future increases to benefit payments, expected retirement dates, employee turnover, retiree mortality rates, and portfolio composition. We evaluate these assumptions at least annually.

The discount rate is used to determine the present value of future benefit payments at the measurement date – October 31 for U.S. plans and September 30 for non-U.S plans. For U.S. plans, the discount rate was determined by matching the expected plan benefit payments against the cash flows from a hypothetically constructed portfolio of high quality corporate bonds. The average yield of this hypothetical bond portfolio was used as a proxy for setting the discount rate. The discount rate increased slightly over the prior year to 6.0 percent. Lower discount rates increase present values and subsequent year pension expense; higher discount rates decrease present values and subsequent year pension expense. The discount rate for non-U.S. plans was generally based on published rates for high quality corporate bonds. In recent years, decreasing interest rates, particularly outside the U.S., have increased our benefit obligations and our net plan costs. These increases have been in large part offset by a declining number of plan participants as a result of our various restructuring programs. The entire impact of declining discount rates is not recognized immediately under current accounting standards. As of October 31, 2006, delayed recognition of the impact of declining discount rates was the primary factor in approximately $297 million in unrecognized actuarial losses for non-U.S. plans. These losses are being recognized over the expected average future service lives of plan participants – ranging from 12 to 18 years depending on the plan.

The expected long-term return on plan assets is estimated using current and expected asset allocations, as well as historical and expected returns. As of October 31, 2006, delayed recognition of better than expected investment performance was a significant factor in $63 million of unrecognized actuarial gains for U.S. plans. These gains will be recognized over approximately 12 years or the expected average future service life for U.S. plan participants. A one percent change in the estimated long-term return on plan assets for 2006 would result in a $6 million impact on U.S. pension expense and a $15 million impact on non-U.S. pension expense.

The net periodic pension and post-retirement benefit costs recorded in continuing operations were $81 million in 2006, $106 million in 2005 and $122 million in 2004. Due to final payouts from our Excess Plan in the U.S. in the first quarter of 2007, we expect a settlement under SFAS No. 88, Employers Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits. We cannot currently estimate this impact.

Valuation of long-lived assets. We performed our annual goodwill impairment analysis in the fourth quarter of 2006. Based on our estimates of forecasted discounted cash flows and our market capitalization at that time, we concluded that our goodwill was not impaired. We have also assessed the recoverability of our long-lived assets, by determining whether the carrying value of such assets will be recovered through undiscounted future cash flows. Asset impairments primarily consist of property, plant and equipment and are based on an estimate of the amounts and timing of future cash flows related to the expected future remaining use and ultimate sale or disposal of buildings and equipment net of costs to sell. During 2006, we incurred $42 million of asset impairment charges, which includes approximately $3 million recorded in discontinued operations. In addition, we recorded $1 million of investment impairment charges during 2006.

The process of evaluating the potential impairment of goodwill and other intangibles is highly subjective and requires significant judgment. We estimate expected future cash flows of our various businesses, which operate in a number of markets and geographical regions. We then determine the carrying value of these businesses. We exercise judgment in assigning and allocating certain assets and liabilities to these businesses. We then compare the carrying value including goodwill and other intangibles to the discounted future cash flows. If the total of future cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Estimates of the future cash flows associated with the assets are critical to these assessments. Changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods.

The process of evaluating the potential impairment of long-lived assets such as our property, plant and equipment is also highly subjective and requires significant judgment. In order to estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as the real estate market, industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, changes in assumptions and estimates could materially impact our reported financial results.

Accounting for income taxes. Significant management judgment is required in determining our provision for income taxes and in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as net operating losses or foreign tax credit carryforwards will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that cannot be realized. Realization is based on our ability to generate sufficient future taxable income. During 2003, we established valuation allowances for the deferred tax assets of the U.S. and selected entities in foreign jurisdictions. The valuation allowance was determined in accordance with the provisions of SFAS No. 109 which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. Cumulative losses incurred in the U.S. and selected entities in foreign jurisdictions in recent years represented sufficient negative evidence, which made it difficult for positive evidence to overcome. Accordingly, a full valuation allowance was recorded in all instances. We intend to maintain a full valuation allowance until sufficient positive evidence exists to support reversal of the valuation allowance. Profits or losses incurred in the U.S. and selected entities in foreign jurisdictions affect the ongoing amount of the valuation allowance. We expect that the effective tax rate applied to our pre-tax income in fiscal 2007 will be lower than it otherwise would be because future income taxes in the U.S. and selected entities in foreign jurisdictions will be offset by adjustments to the valuation allowance to effectively eliminate any tax expense or benefit in those jurisdictions. Income taxes will continue to be recorded for various jurisdictions subject to the need for valuation allowances in those jurisdictions.

We have not provided for U.S. federal income and foreign withholding taxes on the undistributed earnings of our foreign subsidiaries because we intend to reinvest such earnings indefinitely. Should we decide to remit this income to the U.S. in a future period, our provision for income taxes may increase materially in that period.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax law and regulations in a multitude of jurisdictions. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and interest will be due. If our estimate of income tax liabilities proves to be less than the ultimate assessment, a further charge to expense would be required. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

Restructuring and Asset Impairment

We initiated several restructuring plans in prior periods: the 2001 Plan, the 2002 Plan and the 2003 Plan ("Prior Plans"). The workforce reduction portion of the Prior Plans was completed during fiscal year 2005. In the fourth quarter of fiscal year 2005, due to the then pending divestitures of our semiconductor products and semiconductor test businesses, we launched a new restructuring plan ("2005 Plan") to reduce our workforce and facility footprint to match a smaller organizational size.

In 2006 we continued execution of the 2005 plan and recorded restructuring and asset impairment charges of $186 million, of which $111 million was for workforce reduction expenses and the remainder for facility impairment and lease termination expenses. As of October 31, 2006, our accrual for pending workforce reduction costs was $13 million, which is down from the $44 million balance from the prior year as the workforce reduction program winds down. Our accrual for the consolidation of excess facilities, however, increased $9 million from the prior year due to significant facility consolidation efforts that were initiated during the past year. The workforce reduction portion of the 2005 plan is expected to be substantially completed in fiscal year 2007, but we will continue to make lease payments on some of our excess facility space for approximately the next five years.

The restructuring accrual is recorded in other accrued liabilities and other long-term liabilities on the consolidated balance sheet. For further details on our restructuring plans, see Note 19, "Restructuring and Asset Impairment", to our consolidated financial statements.

Foreign Currency

Our revenues, costs and expenses, and monetary assets and liabilities are exposed to changes in foreign currency exchange rates as a result of our global operating and financing activities. We hedge revenues, expenses and balance sheet exposures that are not denominated in the functional currencies of our subsidiaries on a short term and anticipated basis. We do experience some fluctuations within individual lines of the consolidated statement of operations and balance sheet because our hedging program is not designed to offset the currency movements in each category of revenues, expenses, monetary assets and liabilities. Our hedging program is designed to hedge currency movements on a relatively short-term basis (rolling twelve month period). Therefore, we are exposed to currency fluctuations over the longer term. For example, over the last three years the U.S dollar has weakened against the Euro and the British pound and although we successfully hedged currency movements in those currencies each year, we have experienced a net increase in reported expenses in Europe as a result of currency fluctuations over this time period.

Results from Continuing Operations

The following discussion excludes our semiconductor products business and our semiconductor test solutions business as their results are reported as discontinued operations for all periods presented in this annual report.

Income from continuing operations in 2006 was $1,437 million, which included the gain on sale of our Lumileds investment of $901 million. In 2005, we recorded $191 million in income from continuing operations compared to $59 million recorded in 2004.

Orders and Net Revenue

	Years Ended October 31,			2006 over 2005	2005 over 2004
	2006	2005	2004	% Change	% Change
	(in millions)				
Orders	$5,075	$4,773	$4,512	6%	6%
Net revenue:					
Products	$4,125	$3,854	$3,783	7%	2%
Services and other	848	831	773	2%	8%
Total net revenue	$4,973	$4,685	$4,556	6%	3%

	Years Ended October 31,			2006 over 2005	2005 over 2004
	2006	2005	2004	Ppts Change	Ppts Change
% of total net revenue:					
Products	83%	82%	83%	1 ppt	(1) ppt
Services and other	17%	18%	17%	(1) ppt	1 ppt
Total	100%	100%	100%		

Net revenue in 2006 was $4,973 million, a 6 percent increase over the $4,685 million net revenue recorded in 2005. Net revenue in 2005 was $4,685 million, a 3 percent increase over the $4,556 million net revenue recorded in 2004.

Bio-analytical measurement results were consistent with our normal seasonal pattern and reflected increased demand across virtually all of our markets. Our bio-analytical business is comprised of two areas, life science and chemical analysis. In life science, growth was due to demand from biotechnology customers and the impact of new product introduction in LC, LCMS and microarrays. In chemical analysis growth was driven by demand for environmental and food testing solutions.. Our electronic measurement business saw a 5 percent revenue growth, solid profitability, and good return on invested capital. Growth was driven by underlying customer demand in several key markets, including semiconductor design and verification, and consumer electronics design and manufacturing. However, growth was negatively impacted because of two factors: First, capital spending in the wireline segment was constrained by mergers in the customer base (both NEMs and communication service providers) as well as uncertainty in service providers' investments as they transition from fixed-line to IP-based networks and services. Second, we had a slowdown in our wireless monitoring business, as the industry transitions from 2G to 3G networks amid stronger competition.

Services and other revenue includes revenue generated from servicing our installed base of products, warranty extensions and consulting. In 2006 and 2005, services and other revenue increased over the prior years as our installed base of products increased and a change in standard warranty from three years to one year drove a higher volume of extended warranty business.

Costs and Expenses

	Years Ended October 31, 2006	2005	2004	2006 over 2005 Change	2005 over 2004 Change
Gross margin on products	56%	53%	49%	3 ppts	4 ppts
Gross margin on services and other	39%	39%	41%	–	(2) ppts
Total gross margin	53%	50%	47%	3 ppts	3 ppts
Operating margin	9%	5%	1%	4 ppts	4 ppts
Research and development	$ 655	$ 650	$ 599	1%	9%
Selling, general and administrative	$1,660	$1,498	$1,502	11%	–

The following tables present the gross inventory charges and sales of previously reserved inventory, respectively:

Gross Inventory Charges

	Years Ended October 31, 2006	2005	2004
		(in millions)	
Bio-analytical measurement	$ 8	$ 4	$ 3
Electronic measurement	29	40	13
Unallocated charges and other (1)	1	15	–
Total	$38	$59	$16

Sales of Previously Reserved Inventory

	Years Ended October 31, 2006	2005	2004
		(in millions)	
Bio-analytical measurement	$ –	$1	$ 3
Electronic measurement	14	7	9
Total	$14	$8	$12

(1) Unallocated charges primarily relate to inventory write-downs for exited product lines, which management has not reflected in segment results.

In 2006, total gross margin increased 3 percentage points in comparison to 2005. This improvement was the result of volume increases and cost efficiencies, in particular, restructuring activities, material cost reductions and overall operational improvements. In addition, we benefited from the refunctionalization of some general corporate expenses out of costs of products and services and into operating expense, which is consistent with our current less manufacturing-intensive operations following the disposal of our semiconductor products and semiconductor test solutions businesses. In 2005, total gross margin increased 3 percentage points in comparison to 2004. The increase was attributable to our efforts to lower our cost structure and refine our operating model. In 2005, we benefited from a more variable cost structure through use of contract manufacturers and we reduced manufacturing costs by shifting production to lower-cost regions. These benefits continued through 2006.

evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction by jurisdiction basis. Cumulative losses incurred in the U.S and certain entities in foreign jurisdictions in recent years represented sufficient negative evidence under SFAS No. 109 to require full valuation allowances. We intend to maintain full valuation allowances until sufficient positive evidence exists to support the reversal.

In connection with an Internal Revenue Service (IRS) audit of our U.S. federal income tax returns for 2000 through 2002, we received a Notice of Proposed Adjustment (NOPA) in October 2006 in which the IRS claims significant increases to our U.S. taxable income which could result in a commensurate increase in our U.S. income taxes payable. This claim relates to the use of Agilent's brand name by our foreign affiliates. We expect to receive a Revenue Agent's Report (RAR) with respect to this claim in due course in which we anticipate the IRS will assert a significant aggregate tax deficiency, plus interest and possible penalties. We believe that the claimed IRS adjustments are inconsistent with applicable tax laws and that the chances of the IRS prevailing on the claim are remote. Accordingly, we will oppose the claimed adjustments vigorously. In accordance with SFAS No. 5, "Accounting for Contingencies", we have not accrued an income tax liability in our October 31, 2006 financial statements as we believe the possibility that the IRS will be successful in its claim for the adjustment is remote.

For all U.S. and other tax jurisdictions, we recognize potential liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes and interest will be due. If our estimate of income tax liabilities proves to be less than the ultimate assessment, a further charge to expense would be required. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

Equity in Net Income of Unconsolidated Affiliate and Gain on Sale – Lumileds

Lumileds was a global joint venture between Agilent and KoninklijkePhilips Electronics N.V.("Philips"). Lumileds manufactures high-power light emitting diodes and solid-state lighting solutions. Agilent sold its interest in Lumileds on November 28, 2005. Pursuant to the Share Purchase Agreement, upon closure of the sale transaction, the Joint Venture Agreement and the ancillary agreements were terminated. The purchase price paid by Philips under the Share Purchase Agreement was $949 million. In addition, Lumileds repaid the $51 million of outstanding principal debt and accrued interest under the Credit Agreement, dated as of November 30, 2001.

Our equity in the net income of our unconsolidated affiliate including the gain on sale of our interest in Lumileds was $901 million in 2006, $42 million in 2005 and $29 million in 2004.

General Infrastructure and Shared Services

For Agilent overall, in response to the divestiture and spin-off of our semiconductor businesses, we have decreased our infrastructure costs primarily through restructuring programs and streamlining our operations. We have reduced the number of employees in our workforce that provide support services such as finance, IT and workplace services and moved many of our global shared services operations sites to lower cost regions. In 2006, savings for infrastructure costs associated with restructuring plans, IT data center and networking costs, IT project investments and cost controls were approximately $280 million compared with 2005. We passed these savings on to all our businesses according to usage of related services. The general infrastructure and shared services functions ended 2006 with approximately 2,750 employees, a decrease of approximately 1,160 employees from one year ago and a decrease of approximately

1,300 employees from two years ago. Over the past two years, general infrastructure and shared services headcount has dropped by approximately 1,190 people in the U.S. and Europe and has also dropped by approximately 110 people in Asia. Although reductions in infrastructure costs are largely complete as we have divested our semiconductor products business and spun-off our semiconductor test solutions business, we expect that a few key infrastructure areas such as IT and workplace services will continue to see savings in the next fiscal year.

Segment Overview

During 2006, we completed the divestiture of our semiconductor products business and spin-off of our semiconductor test solutions business See Note 3, "Discontinued Operations of Our Semiconductor Products Business" and Note 4, "Discontinued Operations of Our Semiconductor Test Solutions Business" to our consolidated financial statements for further information. With this reorganization, Agilent has two businesses – bio-analytical measurement and electronic measurement. In addition to the discussion below, also see Note 23, "Segment Information", to our consolidated financial statements.

Electronic Measurement

Our electronic measurement business provides standard and customized solutions that are used in the design, development, manufacture, installation, deployment and operation of electronic equipment and systems and communications networks and services.

Orders and Net Revenue

	Years Ended October 31,			2006 over 2005 Change	2005 over 2004 Change
	2006	2005	2004		
	(in millions)				
Orders	$3,447	$3,282	$3,180	5%	3%
Net revenue from products	$2,914	$2,758	$2,752	6%	—
Net revenue from services and other	505	507	473	—	7%
Total net revenue	$3,419	$3,265	$3,225	5%	1%

The order and revenue information below reflects a characterization using a new methodology for defining "communications test" and "general purpose test" as the markets into which our products are sold. This is a change from our previous classification method which relied on product type as the primary classification mechanism.

Compared to 2005, electronic measurement experienced a 5 percent increase in orders. Order growth was driven by strength in electronic manufacturing test, wireless component test, and signal sources for both aerospace/defense and wireless communication applications. The 3 percent increase in orders in 2005 compared to 2004 was related to significant growth in our wireline communications test businesses while wireless communications test orders grew only slightly in that period.

Electronic measurement revenues were up 5 percent year-over-year in 2006 mainly attributable to increased volumes. Communications test made up approximately 43 percent of the electronic measurement revenues for the year, and wireless test made up approximately 82 percent of communications test. Communication test revenues were down 3 percent year-over-year, with a 14 percent year-over-year decline in wireline test and wireless test flat to last year. The decline in wireline test was driven by weakness in the router test and network monitoring businesses, while growth in wireless design software and wireless R&D were offset by weakness in the wireless network monitoring market. General purpose test revenues grew 11 percent over 2005, with strength in semiconductor design and verification, aerospace/defense and consumer electronic manufacturing applications. In 2005 segment revenues increased 1 percent compared to 2004 due to the strength of our signal analyzers and signal generator-related products, telecom service provider network integration and next-generation IP services.

Looking forward to 2007, we anticipate revenue growth to be driven by opportunities tied to the continued development and deployment of multi-media (voice, data, audio, video) wireless services, proliferation of broadband and triple-play wireline offerings, expansion of the breadth of our product offerings, and growth in nanotechnology applications.

Gross Margin and Operating Margin

The following table shows the electronic measurement business's margins, expenses and income from operations for 2006 versus 2005 and 2005 versus 2004.

	Years Ended October 31,			2006 over 2005 Change	2005 over 2004 Change
	2006	2005	2004		
Total gross margin	56%	53%	51%	3 ppts	2 ppts
Operating margin	14%	11%	9%	3 ppts	2 ppts
Research and development	$463	$450	$426	3%	6%
Selling, general and administrative	$981	$926	$940	6%	(1)%
Income from operations	$479	$360	$279	33%	29%

Over the past three years, we have implemented cost reduction and restructuring plans to help lower our cost structure. Our electronic measurement business ended 2006 with approximately 11,850 employees, an increase of approximately 400 employees from one year ago. The increase in workforce has occurred primarily in lower cost geographies.

Gross margin for products and services increased 3 percentage points year-over-year in 2006. Gross margin for products and services increased 2 percentage points in 2005 compared to 2004. The improvement for all periods were driven by some volume increases and also by restructuring activities, material cost reductions, lower inventory charges and overall operational improvements.

Operating margin increased 3 percentage points in 2006 compared to 2005, with improved gross margins driving almost all of the change. Operating margin increased 2 percentage points in 2005 compared to 2004, and was driven by savings in selling, general and administrative expenses offset by increases in research and development expenditure.

Income from Operations

Income from operations increased in 2006 by $119 million compared to 2005 on a revenue increase of $154 million. Restructuring through selective workforce reductions, reductions in our cost structure, improved material costs, lower inventory charges and overall operational improvements helped comparative operating results, with most of the improvement coming from better gross margins. In absolute dollars cost of sales was down 2 percent from 2005 while revenue increased by 5 percent over the same period.

Income from operations increased in 2005 by $81 million compared to 2004 on a revenue increase of $40 million. Restructuring through workforce reductions, reduction in our cost structure and discretionary spending controls helped comparative operating results.

Bio-analytical Measurement

Our bio-analytical measurement business provides application-focused solutions that include instruments, software, consumables and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products. Our seven key product categories include: microarrays, microfluidics, gas chromatography, liquid chromatography, mass spectrometry, software and informatics, and related consumables, reagents and services. The business continued to achieve solid growth in 2006, with both orders and revenue growing by 9 percent, compared to 2005, and operating income up 22 percent. All seven key product categories contributed to the overall growth of the bio-analytical measurement segment. In 2005 sustained growth was recorded compared to 2004 with orders and net revenue increasing by 12 percent and 7 percent respectively and operating income up 6 percent.

Orders and Net Revenue

	Years Ended October 31,			2006 over 2005 Change	2005 over 2004 Change
	2006	2005	2004		
	(in millions)				
Orders	$1,628	$1,491	$1,332	9%	12%
Net revenue from products	$1,211	$1,096	$1,034	10%	6%
Net revenue from services and other	$ 343	325	299	6%	9%
Total net revenue	$1,554	$1,421	$1,333	9%	7%

Bio-analytical measurement business orders continued to grow, achieving record levels in 2006. In both 2005 and 2006, growth was achieved in all geographies, with the highest rates achieved in Asia and Europe. Results were consistent with our normal seasonal pattern and reflected strong demand across virtually all of our markets.

Chemical analysis orders, representing approximately 57 percent of bio- analytical measurement, grew 8 percent in 2006 compared to 2005. During the year, we continued to see strength from the food and environmental segments due to increased testing demands from new regulations enacted in Europe and Asia, particularly China and India. These regulatory changes led to strong demand for our gas chromatography, liquid chromatography and mass spectrometry solutions that are used for food and environmental testing. Also new products such as the triple quadrupole ("QQQ") mass spectrometer which sell into these segments were well received. In addition, higher average oil prices for the year continue to drive demand for our instrumentation in the hydrocarbon processing and petrochemical industries. Chemical analysis orders grew 11 percent in 2005 compared to 2004 driven by demand for environmental testing solutions in Asia and strength in US Government spending relating to homeland security.

Life science orders, representing approximately 43 percent of bio- analytical measurement, grew 11 percent for the 2006 year compared to 2005. This double digit growth was aided by the broad and rapid acceptance of recently introduced products such as the 1200 rapid resolution liquid chromatograph, QQQ mass spectrometer, new liquid chromatography columns, and new microarrays. During the year, we saw strong demand from contract research organizations and generic drug manufacturers in Europe and Asia, which helped offset a mostly soft spending year for large pharmaceuticals in the Americas region. Life science orders grew 14 percent in 2005 compared to 2004 driven primarily by biotechnology and increased demand from generic drug manufacture.

Revenues for the year grew 9 percent in 2006 compared to 2005. Both chemical analysis and life sciences had solid annual growth finishing the year at 9 percent and 10 percent respectively. Chemical analysis continues to see strong demand for our food and environmental testing solutions, which use instruments in the areas of liquid and gas chromatography and gas chromatography mass spectrometry. In life sciences, demand from contract research organizations and generic drug manufacturers for product such as microarrays, liquid and gas chromatography mass spectrometry products contributed to this segment's growth. In 2005, chemical analysis grew 5 percent compared to 2004, with most of this growth driven by increasing environmental testing in Asia, while in life science; this segment grew 9 percent, as growth in this segment was driven by increased demand from generic drug manufacturers.

Looking forward to 2007, we anticipate order and revenue to grow from 2006 levels, with strength across both our chemical analysis and life science businesses. We anticipate growth to be driven by recently released products such as rapid resolution liquid chromatography, enhanced single quadrupole liquid chromatography/mass spectrometry, QQQ, mass spectrometer, and quadrupole time-of-flight ("QTOF") mass spectrometry systems.

Gross Margin and Operating Margin

The following table shows the bio-analytical measurement business's margins, expenses and income from operations for 2006 versus 2005, and 2005 versus 2004.

	Years Ended October 31,			2006 over 2005 Change	2005 over 2004 Change
	2006	2005	2004		
Total gross margin	52%	50%	48%	2 ppts	2 ppts
Operating margin	15%	14%	14%	1 ppt	–
Research and development	$143	$136	$117	5%	16%
Selling, general and administrative	$430	$377	$342	14%	10%
Income from operations	$240	$197	$186	22%	6%

Gross margin in 2006 from products and services increased 2 percentage points compared to the same period last year. The improvement in gross margin was driven by increased revenue, manufacturing overhead efficiencies, and a decrease in general infrastructure costs. Gross margins increased by 2 percentage points in 2005 compared with 2004 due to revenue growth, improved microarray production processes, and increased efficiencies in support delivery.

Research and development expenses in 2006 increased by 5 percent compared to the same period last year. This increase is due to continued investment in life sciences, increase in headcount from acquisitions, program spending to support our new product releases for this year, and higher general infrastructure costs. Research and development costs increased by 16 percent in 2005 compared to 2004 primarily due to investment to support new product introductions, acquisition activity and Life Science businesses.

Selling, general, and administrative expenses in 2006 increased 14 percent compared to the same period last year. This is due to higher employee-related costs, incremental headcount from acquisitions, product launch expense to support new product releases, and higher general infrastructure costs. Selling, general and administrative expenses increased by 10 percent in 2005 compared to 2004 primarily due to increased infrastructure costs and integration expenses to support acquisitions.

Operating margins increased by 1 percentage point in 2006 compared to 2005. This is due to higher revenues and operational efficiencies offsetting the higher investments we made in research and development and selling, general, and administrative to accommodate growth. In 2005, operating margins were flat compared to 2004, as we heavily invested in research and development and small headcount increases in selling, general, and administrative to support growth.

Income from Operations

Income from operations increased 22 percent in 2006 compared to 2005 due to increased revenue and operational efficiencies that offset higher investments and higher general infrastructure costs that were made in research and development and selling, general, and administrative to support our growth. Operating income increased 6 percent in 2005 compared to 2004 due to increased revenue.

Discontinued Operations of Our Semiconductor Products Business

On December 1, 2005, we completed the divestiture of our semiconductor products business to Avago Technologies Ltd. ("Avago"). Under the terms of the Asset Purchase Agreement ("APA"), Agilent received approximately $2.6 billion in cash proceeds. For further information, see Note 3, "Discontinued Operations of our Semiconductor Products Business", to our consolidated financial statements.

Discontinued operations results for our semiconductor products business for the past three years, including the gain from sale in the year ended October 31, 2006, are summarized in the table below. In the year ended October 31, 2005, the results include the camera module business, which was sold in February 2005.

	Years Ended October 31,		
	2006	2005	2004
		(in millions)	
Net revenue	$ 141	$1,796	$2,021
Costs, expenses and other income (expense), net	133	1,564	1,779
Income from discontinued operations	8	232	242
Gain on sale of discontinued operations	1,816	–	–
Income from and gain on sale of discontinued operations before taxes	1,824	232	242
Provision for taxes	8	46	–
Income from and gain on sale of discontinued operations, net	$1,816	$ 186	$ 242

Discontinued Operations of Our Semiconductor Test Solutions Business

On August 15, 2005, Agilent announced its intention to separate its semiconductor test solutions business, Verigy, into a stand-alone publicly traded company. During the third quarter of fiscal 2006, Verigy completed the initial public offering ("IPO") of 8.7 million of its ordinary shares at a price of $15 per share for total net proceeds of $121 million. As part of the offering, Agilent made a payment to Verigy of $19 million, the amount by which the net IPO proceeds were insufficient to complete the agreed-upon Verigy initial capitalization of $140 million. As a result of the IPO, Agilent recorded additional paid-in capital of $74 million related to the excess of the IPO price over the book value of the shares sold. Following the offering, Agilent owned 50 million shares or approximately 85 percent of Verigy's ordinary shares.

On October 31, 2006, Agilent completed the spin-off of Verigy by distributing its remaining 85 percent equity interest in Verigy to Agilent stockholders. The spin-off was effected by way of a pro rata non-cash dividend to Agilent stockholders, which reduced retained earnings by $310 million. In the distribution, Agilent distributed to its stockholders .122435 of an ordinary share of Verigy for each outstanding share of Agilent common stock owned as of close of market on October 16, 2006. In the aggregate, Agilent distributed 50 million Verigy ordinary shares to Agilent stockholders. Based on the closing price for Verigy ordinary shares on the NASDAQ Global Select Market on October 31, 2006 of $16.80 per share, the aggregate market value of the shares distributed in the distribution was $840 million. The historical results of Verigy have been reflected as discontinued operations in the consolidated financial statements for all periods presented. For further information, see Note 4, "Discontinued Operations of our Semiconductor Test Solutions Business", to our consolidated financial statements.

The following table summarizes results from discontinued operations for the presented periods ended October 31 included in the consolidated statement of operations:

	Years Ended October 31,		
	2006	2005	2004
	(in millions)		
Net revenue	$777	$454	$604
Costs and expenses	703	489	522
Income (loss) from discontinued operations	74	(35)	82
Other income (expense), net	–	(2)	–
Income (loss) from discontinued operations before taxes	74	(37)	82
Provision for taxes	20	13	14
Net income (loss) from discontinued operations	$ 54	$ (50)	$ 68

Indemnifications

In connection with the divestitures of our semiconductor products and semiconductor test businesses in 2006, we have provided indemnities to Verigy and Avago against certain damages which they might incur related to the businesses of Agilent not transferred to them and other defined categories of liability. These new indemnity obligations are in addition to preexisting indemnities to Hewlett Packard in connection with our activities prior to our spin-off from HP; indemnities to our officers and directors for certain liabilities which they might incur as a result of their service to Agilent; and other indemnifications which are customary in our industry or provided for in local law in the U.S. and other jurisdictions in connection with our commercial operations. These indemnities are described in greater detail in Note 17, "Guarantees", to our consolidated financial statements.

Financial Condition

Liquidity and Capital Resources

Our financial position remained strong at October 31, 2006, with cash and cash equivalents of $2,262 million as compared to $2,226 million at October 31, 2005.

Net Cash Provided by Operating Activities

We generated cash from continuing operations of $431 million in 2006 compared to $656 million in 2005.

We paid approximately $156 million in taxes during 2006 as compared to $75 million in 2005. The higher tax payments in 2006 were mostly associated with the U.S. tax liability created in 2005 for repatriation of earnings from our foreign subsidiaries of $970 million under the American Jobs Creation Act of 2004, and with the 2005 federal alternate minimum tax.

We also made higher disbursements for restructuring activities of $166 million during 2006, primarily in the form of severance payments, compared to $110 million during 2005. The restructuring payments were more than offset by proceeds from the real estate sales related to the consolidation of excess facilities as reported in the investing section below. We have also paid approximately $155 million during 2006 under our variable pay programs, as compared to approximately $83 million paid out during 2005.

In 2006, accounts receivable generated cash of $8 million versus cash generated of $47 million in 2005. Days sales outstanding was reduced to 47 days in 2006 as compared to 49 days in 2005. Though revenue increased by 6 percent year-over-year, decline in day's sales outstanding reflects continuing improvement in receivables management. In 2006, accounts payable generated cash of $56 million versus cash generated of $19 million in 2005. Inventory used cash of $55 million in 2006 compared to $12 million generated in 2005. Inventory days on hand were 95 days in 2006 compared to 90 days in 2005.

We contributed $41 million to fund our U.S. defined benefit plan in 2006 and 2005, respectively. In 2006, we contributed $76 million to fund our international defined benefits plans, compared to $34 million in 2005. In 2006, total pension plan contributions were $117 million, or 56 percent more than in 2005. In 2007, we expect funding requirements for our various benefit plans to decrease to a total of approximately $39 million. Our annual contributions are highly dependent on the relative performance of our assets versus our projected liabilities, among other factors. As the value of our assets increases relative to our future projected obligations we will make smaller contributions to maintain our funded status. In 2006, we recorded an additional minimum pension liability for $112 million as several of our non-U.S. defined benefit retirement plans had accumulated benefit obligations in excess of the fair value of plan assets. The establishment of the additional minimum liability also resulted in a net long term deferred tax asset for $34 million.

Net cash provided by operating activities from discontinued operations related to semiconductor products business was $7 million during 2006 as compared to $256 million in 2005. We completed the sale of our semiconductor products business in December 2005.

Net cash provided by operating activities from discontinued operations related to semiconductor test solutions business was $196 million during 2006 as compared to $13 million used in 2005. We completed the spin-off of our semiconductor test solutions business in October 2006.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities of continuing operations 2006 was $1,838 million compared to $159 million used in the same period in 2005.

In December 2005, we completed the divestiture of our semiconductor products division for $2.5 billion net of transaction costs and taxes. In November 2005, we also completed the sale of our ownership in Lumileds to Philips for approximately $949 million, plus repayment of approximately $51 million of outstanding principal debt and accrued interest from Lumileds. Sale of ownership in Lumileds resulted in a gain of approximately $901 million.

Restricted cash, cash equivalents and investments, net, increased by $1,584 million in 2006 as compared to a $22 million increase in 2005. In connection with the financing described under "Net Cash Provided by (Used in) Financing Activities" below, Agilent Technologies (Cayco) Limited, a wholly owned subsidiary of Agilent Technologies World Trade, Inc. ("World Trade"), which is in turn a wholly owned subsidiary of Agilent, is required to hold short-term investments. These short-term investments have been disclosed as restricted cash and cash equivalents on our consolidated balance sheet.

Investments in property, plant and equipment were $185 million, an increase of $57 million from 2005. The increase in the capital expenditure was due to our site restructuring following the semiconductor products division divestiture and spin-off of our semiconductor test solutions business. Proceeds from sale of property, plant and equipment were $207 million in 2006 as compared to $54 million in 2005. During 2006, we sold our Palo Alto site and San Jose site for a total consideration of approximately $186.5 million. We also purchased minority interests in consolidated joint ventures for $104 million during 2006 which included primarily the remaining minority interest of 49 percent in Yokogawa Analytical Systems for $98 million. In addition, we invested $50 million in the acquisitions of businesses and intangible assets, net of cash in 2006 compared to $64 million in 2005. Proceeds from the sale of short-term investments were $25 million in 2006.

Net cash used in investing activities of discontinued operations related to our semiconductor products business was $6 million in 2006 as compared to cash used of $27 million during 2005. Net cash used in investing activities of discontinued operations related to our semiconductor test solutions business was $36 million in 2006 as compared to cash used of $14 million during 2005.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities in 2006 was $2,548 million compared to $780 million used in 2005.

Our board of directors authorized a stock repurchase program of up to $4.466 billion in 2005 and up to an additional $2 billion by the end of fiscal 2008. We completed $4.466 billion stock repurchase program in 2006. In addition we also repurchased our common stock for $56 million under the 2006 program. As of October 31, 2006, we have acquired approximately 127 million shares of our common stock under both programs. Proceeds from issuance of common stock under employee stock plans were $547 million and $198 million during 2006 and 2005, respectively. The increase in the proceeds was primarily due to the higher exercise rate of options as a result of a higher Agilent stock price and modifications to the terms of the options held by employees of our semiconductor products business. The modification effected the acceleration of vesting for all unvested options as part of the divestiture of the semiconductor products business.

We distributed $300 million upon separation of our semiconductor test solutions business ("Verigy") on October 31, 2006. This amount was held by Verigy as of October 31, 2006. Agilent also made a payment of $19 million pursuant to master separation agreement, the amount by which the aggregate net proceeds from Verigy IPO were less than $140 million. For further details, see Note 4, "Discontinued operations of our semiconductor test solutions business", to our consolidated financial statements.

In January 2006, World Trade entered into a Master Repurchase Agreement and related Confirmation (together, the "Repurchase Agreement") with a counterparty pursuant to which World Trade sold to the counterparty 15,000 Class A preferred shares having an aggregate liquidation preference of $1.5 billion of its wholly owned subsidiary, which has its own assets and liabilities, and received $1.5 billion in cash. Pursuant to the Repurchase Agreement, World Trade is obligated to repurchase from the counterparty the preferred shares for 100 percent of their aggregate liquidation preference in January 2011. The $1.5 billion obligation of World Trade to repurchase the preferred shares has been treated as long-term debt on our consolidated balance sheet.

In December 2005, we drew down $700 million on a $1 billion senior secured term borrowing facility to help finance our share repurchase program. In January 2006, we applied $700 million of the proceeds from the Repurchase Agreement to repay the full amount borrowed under the Credit Agreement. The senior secured term borrowing facility expired in the first quarter of 2006.

Net cash provided by financing activities of discontinued operations related to our semiconductor test solutions business was $140 million in 2006. During the third quarter of 2006, Verigy completed their initial public offering ("IPO") of 8.7 million shares. In addition, the underwriters of the IPO exercised a portion of their over-allotment options. Total proceeds from IPO and exercise of over-allotment options by underwriters were $121 million, net. Agilent made a payment of an additional $19 million pursuant to master separation agreement, the amount by which the aggregate net proceeds from Verigy IPO were less than $140 million.

Other

We have contractual commitments for non-cancelable operating leases. See Note 18, "Commitments and Contingencies", to our consolidated financial statements for further information on our non-cancelable operating leases.

Our liquidity is affected by many factors, some of which are based on normal ongoing operations of our business and some of which arise from fluctuations related to global economics and markets. Our cash balances are generated and held in many locations throughout the world. Local government regulations may restrict our ability to move cash balances to meet cash needs under certain circumstances. We do not currently expect such regulations and restrictions to impact our ability to pay vendors and conduct operations throughout our global organization.

On April 13, 2005, Standard & Poor's Rating Services ("S&P") raised its corporate credit and senior unsecured debt ratings of Agilent to "BB+" from "BB", revising their rating outlook to "stable" from "positive". On August 15, 2005, S&P raised its rating outlook on Agilent to "positive", but left the company's corporate credit and senior unsecured debt ratings unchanged. On December 11, 2006, Moody's Investors Service ("Moody's") upgraded their corporate family rating and probability of default rating of Agilent from "Ba2" to "Ba1" and revised their rating outlook to positive, leaving unchanged the speculative grade liquidity rating of "SGL-1".

Contractual Commitments

Our cash flows from operations are dependent on a number of factors, including fluctuations in our operating results, accounts receivable collections, inventory management, and the timing of tax and other payments. As a result, the impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with such factors.

The following table summarizes our total contractual obligations at October 31, 2006 for continuing operations and excludes amounts recorded in our consolidated balance sheet (in millions):

	Less than one year	One to three years	Three to five years	More than five years
Operating leases	$ 79	$106	$41	$37
Commitments to contract manufacturers and suppliers	426	–	–	–
Other purchase commitments	7	6	3	1
Retirement plans	39	–	–	–
Total	$551	$112	$44	$38

Operating leases. Commitments under operating leases relate primarily to leasehold property.

Commitments to contract manufacturers and suppliers. We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, we issue purchase orders with estimates of our requirements several months ahead of the delivery dates. However, our agreements with these suppliers usually allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. Typically purchase orders outstanding with delivery dates within 30 days are non-cancelable. Therefore, only approximately 36 percent of our reported purchase commitments arising from these agreements are firm, non-cancelable, and unconditional commitments. We expect to fulfill all purchase commitments for inventory within one year.

In addition to the above, we record a liability for firm, non-cancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts consistent with our policy relating to excess inventory. As of October 31, 2006, the liability for our firm, non-cancelable, and unconditional purchase commitments was $9 million, compared with $11 million as of October 31, 2005. These amounts are included in other accrued liabilities in our consolidated balance sheet.

Other purchase commitments. These relate primarily to contracts with professional services suppliers. Purchase commitments are typically cancelable within a 90-day period without significant penalties.

Retirement plans. Retirement plan funding includes the expected tax-deductible contribution planned for 2007. Funding projections beyond the current year are not practical to estimate due to the rules affecting tax deductible contributions and the impact from asset performance and interest rates.

We had no material off-balance sheet arrangements as of October 31, 2006 or October 31, 2005.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency exchange rate risks inherent in our sales commitments, anticipated sales, and assets and liabilities denominated in currencies other than the functional currency of our subsidiaries. We hedge future cash flows denominated in currencies other than the functional currency using sales forecasts up to twelve months in advance. Our exposure to exchange rate risks is managed on an enterprise-wide basis. This strategy utilizes derivative financial instruments, including option and forward contracts, to hedge certain foreign currency exposures with the intent of offsetting gains and losses that occur on the underlying exposures with gains and losses on the derivative contracts hedging them. We do not currently and do not intend to utilize derivative financial instruments for trading purposes.

Our operations generate non-functional currency cash flows such as revenues, third party vendor payments and inter-company payments. In anticipation of these foreign currency cash flows and in view of volatility of the currency market, we enter into such foreign exchange contracts as are described above to manage our currency risk. Approximately 63 percent of our revenues in 2006, 64 percent of our revenues in 2005 and 65 percent of our revenues in 2004 were generated in U.S. dollars.

We performed a sensitivity analysis assuming a hypothetical 10 percent adverse movement in foreign exchange rates to the hedging contracts and the underlying exposures described above. As of October 31, 2006 and October 31, 2005, the analysis indicated that these hypothetical market movements would not have a material effect on our consolidated financial position, results of operations or cash flows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Agilent Technologies, Inc.:

We have completed integrated audits of Agilent Technologies, Inc.'s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of October 31, 2006, and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 8 present fairly, in all material respects, the financial position of Agilent Technologies, Inc. and its subsidiaries at October 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" as of November 1, 2005 and changed the manner in which it accounts for share-based compensation in fiscal 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of October 31, 2006 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICEWATERHOUSECOOPERS LLP

San Jose, California
December 22, 2006

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended October 31,		
	2006	2005	2004
	(in millions, except per share data)		
Net revenue:			
Products	$4,125	$3,854	$3,783
Services and other	848	831	773
Total net revenue	4,973	4,685	4,556
Costs and expenses:			
Cost of products	1,799	1,817	1,939
Cost of services and other	516	504	453
Total costs	2,315	2,321	2,392
Research and development	655	650	599
Selling, general and administrative	1,660	1,498	1,502
Gain on sale of Palo Alto and San Jose site	(121)	–	–
Total costs and expenses	4,509	4,469	4,493
Income from operations	464	216	63
Other income (expense), net	163	75	24
Income from continuing operations before taxes and equity income	627	291	87
Provision for income taxes	91	142	57
Equity in net income of unconsolidated affiliate (including gain) – Lumileds	901	42	29
Income from continuing operations	1,437	191	59
Income from and gain on sale of discontinued operations of our semiconductor products business (net of tax expense of $8 million in 2006, $46 million in 2005, and zero million in 2004)	1,816	186	242
Income (loss) from discontinued operations of our semiconductor test solutions business (net of tax expense of $20 million in 2006, $13 million in 2005, and $14 million in 2004)	54	(50)	68
Net income	$3,307	$ 327	$ 369
Net income (loss) per share – Basic:			
Income from continuing operations	$ 3.33	$ 0.38	$ 0.12
Income from and gain on sale of discontinued operations of our semiconductor products business, net	4.21	0.38	0.50
Income (loss) from discontinued operations of our semiconductor test solutions business, net	0.13	(0.10)	0.14
Net income per share – Basic	$ 7.67	$ 0.66	$ 0.76
Net income (loss) per share – Diluted:			
Income from continuing operations	$ 3.26	$ 0.38	$ 0.12
Income from and gain on sale of discontinued operations of our semiconductor products business, net	4.12	0.37	0.49
Income (loss) from discontinued operations of our semiconductor test solutions business, net	0.12	(0.10)	0.14
Net income per share – Diluted	$ 7.50	$ 0.65	$ 0.75
Weighted average shares used in computing net income (loss) per share:			
Basic	431	494	483
Diluted	441	500	490

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEET

	October 31, 2006	October 31, 2005
	(in millions, except par value and share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,262	$ 2,226
Short term investments	—	25
Accounts receivable, net	692	678
Inventory	627	612
Other current assets	377	288
Current assets of discontinued operations, semiconductor products business	—	423
Current assets of discontinued operations, semiconductor test solutions business	—	195
Total current assets	3,958	4,447
Property, plant and equipment, net	775	855
Goodwill and other intangible assets, net	468	345
Restricted cash and cash equivalents	1,606	22
Other assets	562	611
Non-current assets of discontinued operations, semiconductor products business	—	419
Non-current assets of discontinued operations, semiconductor test solutions business	—	52
Total assets	$ 7,369	$ 6,751
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 378	$ 323
Employee compensation and benefits	414	522
Deferred revenue	225	205
Income and other taxes payable	390	474
Other accrued liabilities	131	158
Current liabilities of discontinued operations, semiconductor products business	—	150
Current liabilities of discontinued operations, semiconductor test solutions business	—	104
Total current liabilities	1,538	1,936
Long-term debt	1,500	—
Retirement and post-retirement benefits	288	381
Other long-term liabilities	395	341
Other long-term liabilities of discontinued operations, semiconductor test solutions business	—	12
Total liabilities	3,721	2,670
Commitments and contingencies (Note 18)		
Stockholders' equity:		
Preferred stock; $0.01 par value; 125 million shares authorized; none issued and outstanding	—	—
Common stock; $0.01 par value; 2 billion shares authorized; 535 million shares at October 31, 2006 and 512 million shares at October 31, 2005 issued	5	5
Treasury stock at cost; 127 million shares at October 31, 2006 and 9 million shares at October 31, 2005	(4,525)	(290)
Additional paid-in-capital	6,605	5,878
Retained earnings (accumulated deficit)	1,534	(1,463)
Accumulated other comprehensive income (loss)	29	(49)
Total stockholders' equity	3,648	4,081
Total liabilities and stockholders' equity	$ 7,369	$ 6,751

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended October 31,		
	2006	2005	2004
	(in millions)		
Cash flows from operating activities:			
Net income	$ 3,307	$ 327	$ 369
Less: income from and gain on sale of discontinued operations of our semiconductor products business, net	1,816	186	242
Less: income (loss) from discontinued operations of our semiconductor test solutions business, net	54	(50)	68
Income from continuing operations	1,437	191	59
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	170	180	212
Deferred taxes	(19)	(12)	(53)
Excess and obsolete inventory-related charges	38	59	16
Non-cash restructuring and asset impairment charges	40	26	34
Net gain on sale of investments	(11)	(8)	–
Gain on sale and undistributed equity in net income of Lumileds	(901)	(42)	(29)
Net gain on sale of assets and divestitures	(114)	(18)	–
Share-based compensation	94	8	7
Net pension curtailment and settlement gains	(23)	–	–
Other	5	8	–
Changes in assets and liabilities:			
Accounts receivable	8	47	35
Inventory	(55)	12	13
Accounts payable	56	19	49
Employee compensation and benefits	(101)	17	25
Income taxes and other taxes payable	(72)	122	(50)
Other current assets and liabilities	(70)	(24)	(33)
Other long-term assets and liabilities	(51)	71	22
Net cash provided by operating activities of continuing operations	431	656	307
Net cash provided by operating activities of discontinued operations related to our semiconductor products business	7	256	238
Net cash provided by (used in) operating activities of discontinued operations related to our semiconductor test solution business	196	(13)	125
Net cash provided by operating activities	634	899	670
Cash flows from investing activities:			
Investments in property, plant and equipment	(185)	(128)	(79)
Proceeds from the sale of property, plant and equipment	207	54	34
Investments in equity securities	(5)	(10)	(14)
Proceeds from the sale of Lumileds and other investments	974	22	–
Proceeds from divestitures	–	8	–
Net proceeds from sale of discontinued operations	2,510	–	–
Increase in restricted cash, cash equivalents and investments, net	(1,584)	(22)	–
Payment of loan receivable	50	6	–
Proceeds (purchases) of short-term investments, net	25	(25)	–
Purchase of minority interest, primarily Yokogawa Analytical Systems	(104)	–	–
Acquisitions of businesses and intangible assets, net of cash acquired	(50)	(64)	(18)
Net cash provided by (used in) investing activities of continuing operations	1,838	(159)	(77)
Net cash used in investing activities of discontinued operations related to our semiconductor products business	(6)	(27)	(32)
Net cash used in investing activities of discontinued operations related to our semiconductor test solutions business	(36)	(14)	(5)
Net cash provided by (used in) investing activities	1,796	(200)	(114)
Cash flows from financing activities:			
Issuance of common stock under employee stock plans	547	198	137
Treasury stock repurchases	(4,235)	(290)	–
Distribution on spin-off of subsidiary (our semiconductor test solutions business)	(300)	–	–
Redemption of convertible debentures, net	–	(684)	–
Capital contributions to subsidiary (our semiconductor test solutions business)	(19)	–	–
Proceeds from term facility	700	–	–
Repayment of term facility	(700)	–	–
Debt issuance costs	(25)	–	–
Cash distribution to minority interest in consolidated joint venture	(16)	–	–
Long term debt	1,500	–	–
Net payments (borrowings) related to notes payable and short-term borrowings	–	(4)	1
Net cash provided by (used in) financing activities of continuing operations	(2,548)	(780)	138
Net cash provided by financing activities of discontinued operations related to our semiconductor test solutions business	140	–	–
Net cash provided by (used in) financing activities	(2,408)	(780)	138
Effect of exchange rate movements	14	(8)	14
Net increase (decrease) in cash and cash equivalents	36	(89)	708
Cash and cash equivalents at beginning of year	2,226	2,315	1,607
Cash and cash equivalents at end of year	$ 2,262	$2,226	$2,315

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock			Treasury Stock		Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total
	Number of Shares	Par Value	Additional Paid-in Capital	Number of Shares	Additional Paid-in Capital			
	(in millions, except number of shares in thousands)							
Balance as of October 31, 2003	476,149	$5	$4,984	–	–	$(2,159)	$ (6)	$ 2,824
Components of comprehensive income:								
Net income	–	–	–	–	–	369	–	369
Change in unrealized gain on investment	–	–	–	–	–	–	5	5
Change in foreign currency translation	–	–	–	–	–	–	103	103
Change in unrealized gain on derivative instruments	–	–	–	–	–	–	2	2
Change in minimum pension liability	–	–	–	–	–	–	132	132
Deferred taxes, primarily related to minimum pension liability	–	–	–	–	–	–	(77)	(77)
Total comprehensive income								534
Shares issued for employee benefit plans and other	9,920	–	193	–	–	–	–	193
Issuance of common stock for an acquisition	772	–	18	–	–	–	–	18
Balance as of October 31, 2004	486,841	5	5,195	–	–	(1,790)	159	3,569
Components of comprehensive income:								
Net income	–	–	–	–	–	327	–	327
Change in unrealized gain on investments	–	–	–	–	–	–	16	16
Change in unrealized gain on derivative instruments	–	–	–	–	–	–	19	19
Change in foreign currency translation	–	–	–	–	–	–	(83)	(83)
Change in minimum pension liability	–	–	–	–	–	–	(169)	(169)
Deferred taxes, primarily related to minimum pension liability	–	–	–	–	–	–	9	9
Total comprehensive income								119
Shares issued for employee benefit plans and other	11,165	–	198	–	–	–	–	198
Repurchase of common stock	–	–	–	(8,877)	(290)	–	–	(290)
Other share-based compensation arrangements	–	–	18	–	–	–	–	18
Shares issued for convertible debt	14,471	–	467	–	–	–	–	467
Balance as of October 31, 2005	512,477	5	5,878	(8,877)	(290)	(1,463)	(49)	4,081
Components of comprehensive income:								
Net income	–	–	–	–	–	3,307	–	3,307
Change in unrealized gain on investments	–	–	–	–	–	–	(1)	(1)
Change in unrealized gain on derivative instruments	–	–	–	–	–	–	(4)	(4)
Change in foreign currency translation	–	–	–	–	–	–	46	46
Change in minimum pension liability	–	–	–	–	–	–	58	58
Deferred taxes, primarily related to minimum pension liability	–	–	–	–	–	–	(21)	(21)
Total comprehensive income								3,385
Shares issued for employee benefit plans	22,632	–	547	–	–	–	–	547
Repurchase of common stock	–	–	–	(117,855)	(4,235)	–	–	(4,235)
Share-based compensation	–	–	106	–	–	–	–	106
Gain on sale of subsidiary stock, Verigy	–	–	74	–	–	–	–	74
Spin-off of our semiconductor test solutions business	–	–	–	–	–	(310)	–	(310)
Balance as of October 31, 2006	535,109	$5	$6,605	(126,732)	$(4,525)	$ 1,534	$ 29	$ 3,648

The accompanying notes are an integral part of these consolidated financial statements.

1. Overview and Summary of Significant Accounting Policies

Agilent Technologies, Inc. ("we", "Agilent" or the "company"), incorporated in Delaware in May 1999, is a measurement company, providing core bio-analytical and electronic measurement solutions to the communications, electronics, life sciences and chemical analysis industries. Prior to our initial public offering of 16 percent of our stock in November 1999, we were a wholly-owned subsidiary of Hewlett-Packard Company ("HP"). HP distributed the remaining 84 percent of our stock to its stockholders on June 2, 2000 in the form of a stock dividend.

In the first quarter of 2006, we completed the divestiture of our semiconductor products business. The results of our semiconductor products business are presented as a discontinued operation for all periods in the consolidated financial statements included herein. See Note 3, "Discontinued Operations of Our Semiconductor Products Business." In the third quarter of 2006, we completed the initial public offering of our semiconductor test solutions business, Verigy Ltd., ("Verigy"). Verigy was a majority-owned subsidiary of Agilent until the distribution of our remaining Verigy shares to Agilent stockholders on October 31, 2006. The results of operations and financial position of Verigy are included in the consolidated financial statements of Agilent and reported as discontinued operations. See Note 4, "Discontinued Operations of Our Semiconductor Test Solutions Business."

Basis of presentation. The accompanying financial data has been prepared by us pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and is in conformity with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year end is October 31. Unless otherwise stated, all years and dates refer to our fiscal year.

Management is responsible for the fair presentation of the accompanying consolidated financial statements, prepared in accordance with U.S. GAAP, and has full responsibility for their integrity and accuracy. In the opinion of management, the accompanying consolidated financial statements contain all normal and recurring adjustments necessary to present fairly our consolidated balance sheet, statement of operations and cash flows for all periods presented.

Reclassifications. Amounts in the consolidated financial statements as of and for the years ended October 31, 2005 and October 31, 2004 were reclassified to conform to the presentation used in 2006. See Note 3, "Discontinued Operations of Our Semiconductor Products Business," Note 4, "Discontinued Operations of Our Semiconductor Test Solutions Business" and Note 7, "Equity in Net Income of Unconsolidated Affiliate and Gain on Sale – Lumileds" for a discussion relating to these reclassifications.

Principles of consolidation. The consolidated financial statements include the accounts of the company and our wholly- and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Partially owned, non-controlled equity affiliates are accounted for under the equity method.

Use of estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact the company in the future, actual results may be different from the estimates. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. Those policies are revenue recognition, restructuring and asset impairment charges, share-based compensation, inventory valuation, investment impairments, retirement and post-retirement plan assumptions, valuation of long-lived assets and accounting for income taxes.

Revenue recognition. We enter into agreements to sell products (hardware and/or software), services and other arrangements (multiple element arrangements) that include combinations of products and services.

We recognize revenue, net of trade discounts and allowances, provided that (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the price is fixed or determinable and (4) collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer, for products, or when the service has been provided. We consider the price to be fixed or determinable when the price is not subject to refund or adjustments. We consider arrangements with extended payment terms not to be fixed or determinable, and accordingly we defer revenue until amounts become due. At the time of the transaction, we evaluate the creditworthiness of our customers to determine the appropriate timing of revenue recognition.

Product revenue. Our product revenue is generated predominantly from the sales of various types of test equipment. Software is embedded in many of our test equipment products, but the software component is generally considered to be incidental. Product revenue, including sales to resellers and distributors, is reduced for estimated returns, when appropriate. For sales or arrangements that include customer-specified acceptance criteria, including those where acceptance is required upon achievement of performance milestones, revenue is recognized after the acceptance criteria have been met. For products that include installation, if the installation meets the criteria to be considered a separate element, product revenue is recognized upon delivery, and recognition of installation revenue is delayed until the installation is complete. Otherwise, neither the product nor the installation revenue is recognized until the installation is complete.

Where software is licensed separately, revenue is recognized when the software is delivered and title and risk of loss have been transferred to the customer or, in the case of electronic delivery of software, when the customer is given access to the licensed software programs. We also evaluate whether collection of the receivable is probable, the fee is fixed or determinable and whether any other undelivered elements of the arrangement exist on which a portion of the total fee would be allocated based on vendor-specific objective evidence.

Service revenue. Revenue from services includes extended warranty, customer support, consulting, training and education. Service revenue is deferred and recognized over the contractual period or as services are rendered and accepted by the customer. For example, customer support contracts are recognized ratably over the contractual period, while training revenue is recognized as the training is provided to the customer. In addition the four revenue recognition criteria described above must be met before service revenue is recognized.

Multiple element arrangements. We use objective evidence of fair value to allocate revenue to elements in multiple element arrangements and recognize revenue when the criteria for revenue recognition have been met for each element. If the criteria are not met, then revenue is deferred until such criteria are met or until the period(s) over which the last undelivered element is delivered. In the absence of objective evidence of fair value of a delivered element, we allocate revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. The price charged when an element is sold separately generally determines fair value.

Deferred revenue. Deferred revenue is primarily comprised of advanced billing and customer deposits for service, support and maintenance agreements.

Accounts receivable, net. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Such accounts receivable has been reduced by an allowance for doubtful accounts, which is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on customer specific experience and the aging of such receivables, among other factors. We do not have any off-balance-sheet credit exposure related to our customers. Accounts receivable are also recorded net of product returns.

Share-based compensation. For the year ended 2006, we accounted for share-based awards made to our employees and directors including employee stock option awards, employee stock purchases made under our Employee Stock Purchase Plan ("ESPP") and performance share awards under Agilent Technologies, Inc. Long-Term Performance Program ("LTPP") using the estimated grant date fair value method of accounting in accordance with SFAS, No.123 (revised 2004), "Share-Based Payment" ("SFAS No. 123 (R)"), which was effective November 1, 2005 for Agilent. Under the fair value method, we recorded compensation expense in our consolidated statement of operations for share-based awards granted prior to but not yet vested as of November 1, 2005 as if the fair value method required for proforma disclosure under SFAS No. 123 were in effect for expense recognition purposes. Additionally, we recorded compensation expense using the fair value method for all share-based awards granted after November 1, 2005. We recorded SFAS No. 123 (R) compensation expense in continuing operations of $94 million in 2006. See Note 2, "New Accounting Pronouncements", for new accounting pronouncements affecting share-based awards beginning November 1, 2005.

Through year end 2005, we accounted for share-based awards to employees and directors using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25"). Under the intrinsic value method, we recorded compensation expense related to stock options in our consolidated statement of operations when the exercise price of our employee share-based award was less than the market price of the underlying stock on the date of the grant. Compensation expense was also recorded for the LTPP using the variable accounting method. We recorded APB No. 25 compensation expense in continuing operations of $8 million in 2005 and $7 million in 2004. The APB No. 25 compensation expense in 2005 and 2004 primarily related to our LTPP. We issue new shares for award exercises.

Inventory. Inventory is valued at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of market value. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for estimated excess and obsolete inventory based on estimates about future demand. The excess balance determined by this analysis becomes the basis for our excess inventory charge. Our marketing department plays a key role in our excess inventory review process by providing updated sales forecasts, managing product rollovers and working with manufacturing to maximize recovery of excess inventory.

Taxes on income. Income tax expense or benefit is based on income or loss before taxes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

Warranty. Our standard warranty terms typically extend for one year from the date of delivery, but our current reserve balance includes three year agreements from prior periods. We accrue for standard warranty costs in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("SFAS No. 5"), based on historical trends in warranty charges as a percentage of gross product shipments. The accrual is reviewed regularly and periodically adjusted to reflect changes in warranty cost estimates. Estimated warranty charges are recorded within cost of products at the time products are sold. See Note 17, "Guarantees".

Shipping and handling costs. Our shipping and handling costs charged to customers are included in net revenue, and the associated expense is recorded in cost of products for all periods presented.

Goodwill and purchased intangible assets. Our accounting complies with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Goodwill is not amortized but reviewed annually (or more frequently if impairment indicators arise) for impairment. Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the economic lives of the respective assets, generally three to five years.

Advertising. Advertising costs are expensed as incurred and amounted to $44 million in 2006, $33 million in 2005 and $46 million in 2004 for Agilent continuing operations.

Research and development. Costs related to research, design and development of our products are charged to research and development expense as they are incurred.

Sales Taxes. Sales taxes collected from customers and remitted to governmental authorities are not included in our revenue.

Net income (loss) per share. Basic net income (loss) per share is computed by dividing net income (loss) — the numerator — by the weighted average number of common shares outstanding — the denominator — during the period excluding the dilutive effect of stock options and other employee stock plans. Diluted net income (loss) per share gives effect to all potentially dilutive common stock equivalents outstanding during the period. In computing diluted net income (loss) per share under the treasury stock method, the average stock price for the period is used in determining the number of shares assumed to be purchased from the proceeds of stock option exercises. For fiscal year 2006 the number of shares assumed to be purchased also considered the amount of unrecognized compensation cost for future service as required under SFAS No. 123(R). Diluted net income per share for fiscal years 2006, 2005 and 2004 excluded the potentially dilutive effect of 8 million, 49 million and 41 million options to purchase common stock, respectively, as their effect was antidilutive. Fiscal year 2004 also excluded shares issuable upon conversion of our then outstanding $1.15 billion senior convertible debenture as the effect was not dilutive for this period, using the if-converted method pursuant to SFAS No. 128, "Earnings per Share". Our convertible debt was redeemed as of September 9, 2005 and therefore no longer outstanding nor part of the computation in 2006.

Cash, cash equivalents and short-term investments. We classify investments as cash equivalents if their original or remaining maturity is three months or less at the date of purchase. Cash equivalents are stated at cost, which approximates fair value.

Approximately 20 percent of our cash and cash equivalents is held in the U.S., and 60 percent is held in a centrally managed global cash pool outside the U.S. The remainder is held by other Agilent entities throughout the world. Approximately 8 percent of our overall cash and cash equivalents is maintained in demand deposit accounts with global financial institutions of high credit quality and is available to be used in paying and receiving activities. The remainder is invested in institutional money market funds, short-term bank time deposits and similar short duration instruments with fixed maturities from overnight to three months. We continuously monitor the creditworthiness of the financial institutions and institutional money market funds in which we invest our surplus funds. We have not experienced any credit losses from cash investments.

We classify investments as short-term investments if their original or remaining maturities are greater than three months and their remaining maturities are one year or less. Our short-term investments consist of bank time deposits, which by their nature are typically held to maturity, and are classified as such because we have the intent and ability to hold them to maturity. Held-to-maturity securities are carried at amortized cost.

Restricted cash and cash equivalents was $1.6 billion in 2006, $22 million in 2005 and zero in 2004.

Fair value of financial instruments. The carrying values of certain of our financial instruments, including cash and cash equivalents and short-term investments, accrued compensation and other accrued liabilities approximate fair value because of their short maturities. The fair value of equity investments is determined using quoted market prices for those securities where available.

Concentration of credit risk. We sell the majority of our products through our direct sales force. No single customer accounted for 10 percent or more of the combined accounts receivable balance at October 31, 2006 or 2005. Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising our customer base and their dispersion across many different industries and geographies. We perform ongoing credit evaluations of our customers' financial conditions and require collateral, such as letters of credit and bank guarantees, in certain circumstances.

Derivative instruments. Agilent is exposed to global market exchange rate risks in the normal course of business. We enter into foreign exchange contracts, primarily forward contracts and purchased options, to manage financial exposures resulting from changes in foreign currency exchange rates. These contracts are designated at inception as hedges of the related foreign currency exposures, which include committed and anticipated revenue and expense transactions and assets and liabilities that are denominated in currencies other than the functional currency of the subsidiary, which has the exposure. For option contracts, we exclude time value from the measurement of effectiveness. To achieve hedge accounting, contracts must reduce the foreign currency exchange rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with established risk management policies; hedging contracts generally mature within twelve months. We do not use derivative financial instruments for speculative or trading purposes.

The derivatives entered into by Agilent are designated either as cash flow or fair value hedges. All derivatives are recognized on the balance sheet at their fair values. For derivative instruments that are designated and qualify as a fair value hedge, changes in value of the derivative are recognized in income in the current period, along with the offsetting gain or loss on the hedged item attributable to the hedged risk. For derivative instruments that are designated and qualify as a cash flow hedge, changes in the value of the effective portion of the derivative instrument are recognized in accumulated comprehensive income (loss), a component of stockholders' equity. These amounts are reclassified and recognized in income when either the forecasted transaction occurs or it becomes probable the forecasted transaction will not occur. Fair value hedges are recorded in net income and are offset by the changes in fair value of the underlying assets or liabilities being hedged. Changes in the fair value of the ineffective portion of derivative instruments are recognized in earnings in the current period. Ineffectiveness in 2006, 2005 and 2004 was not significant.

We may also, from time to time, acquire warrants or other equity types of securities to purchase securities of other companies as part of strategic relationships.

Property, plant and equipment. Property, plant and equipment are stated at cost less accumulated depreciation. Additions, improvements and major renewals are capitalized; maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from our general ledger, and the resulting gain or loss is reflected in the consolidated statement of operations. Buildings and improvements are depreciated over the lesser of their useful lives or the remaining term of the lease and machinery and equipment over three to ten years. We are currently using the straight-line method to depreciate assets.

Leases. We lease buildings, machinery and equipment under operating leases for original terms ranging generally from 1 to 20 years. Certain leases contain renewal options for periods up to 20 years. These operating leases are accounted for in accordance with SFAS No. 13, "Accounting for Leases."

Capitalized software. We capitalize certain internal and external costs incurred to acquire or create internal use software in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Capitalized software is included in property, plant and equipment and is depreciated over three to five years when development is complete.

Impairment of long-lived assets. We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets, including intangible assets, may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Employee compensation and benefits Amounts owed to employees, such as accrued salary, bonuses and vacation benefits are accounted for within employee compensation and benefits. The total amount of accrued vacation benefit was $133 million as of October 31, 2006 and $145 million as of October 31, 2005.

Foreign currency translation. We follow SFAS No. 52, "Foreign Currency Translation", for both the translation and remeasurement of balance sheet and income statement items into U.S. dollars. For those subsidiaries that operate in a local currency functional environment, all assets and liabilities are translated into U.S. dollars using current exchange rates; revenue and expenses are translated using average exchange rates in effect during each period. Resulting translation adjustments are reported as a separate component of accumulated comprehensive income (loss) in stockholders' equity.

For those subsidiaries that operate in a U.S. dollar functional environment, foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for nonmonetary assets and capital accounts which are remeasured at historical exchange rates. Revenue and expenses are generally remeasured at monthly exchange rates which approximate average exchange rates in effect during each period. Gains or losses from foreign currency remeasurement are included in consolidated net income (loss).

2. New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (R), which requires the measurement and recognition of compensation expense based on estimated fair value for all share-based payment awards including stock options, employee stock purchases under employee stock purchase plans, non-vested share awards (restricted stock) and stock appreciation rights. SFAS No. 123 (R) supersedes our previous accounting under APB No. 25. In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107, which provides the Staff's views regarding implementation issues related to SFAS No. 123 (R).

We adopted the provisions of SFAS No. 123 (R) using the modified prospective transition method beginning November 1, 2005, the first day of fiscal 2006. In accordance with that transition method, we have not restated prior periods for the effect of compensation expense calculated under SFAS No. 123 (R). We have selected the Black-Scholes option-pricing model as the most appropriate method for determining the estimated fair value of all our awards, except for the non-vested performance shares under the LTPP. For the LTPP, we are using a Monte Carlo simulation to estimate grant date fair value as required by SFAS No. 123 (R). Compensation expense for all share-based equity awards issued after November 1, 2005 is being recognized on a straight-line basis over the vesting period of the award. For awards issued prior to November 1, 2005, we are recognizing compensation expense based on the accelerated method described in FASB Interpretation No. 28 "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" ("FIN No. 28"). The adoption of SFAS No. 123 (R) also requires additional accounting related to income taxes and earnings per share as well as additional disclosure related to the cash flow effects resulting from share-based compensation. The adoption of SFAS No. 123 (R) had a material impact on our consolidated financial statements in 2006, and is expected to continue to materially impact our financial statements in the foreseeable future. See Note 5, "Share-Based Compensation" for more information on the impact of the new standard.

In November 2005, the FASB issued FASB Staff Position ("FSP") SFAS No. 123 (R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards," ("FSP SFAS No. 123 (R)-3"). FSP SFAS No. 123 (R)-3 provides a practical exception when a company transitions to the accounting requirements in SFAS No. 123 (R). SFAS No. 123 (R) requires a company to calculate the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to adopting SFAS No. 123 (R) (termed the APIC Pool), assuming the company had been following the recognition provisions prescribed by SFAS No. 123. We have elected to use the guidance in FSP SFAS No. 123 (R)-3 to calculate our APIC Pool. FSP SFAS No. 123 (R)-3 was effective immediately. The adoption of the FSP did not have an impact on our overall results of operations or financial position.

In June 2006, the FASB issued Emerging Issues Task Force ("EITF") Issue No. 06-3, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)," ("EITF No. 06-3"). EITF No. 06-3 requires disclosure of accounting policy regarding the gross or net presentation of point-of-sales taxes such as sales tax and value-added tax. If taxes included in gross revenues are significant, the amount of such taxes for each period for which an income statement is presented should also be disclosed. EITF No. 06-3 will be effective for the first annual or interim reporting period after December 15, 2006. EITF No. 06-3 requires retrospective application. We will be adopting this pronouncement beginning in the first quarter of fiscal year 2007, and we do not expect it to have an impact on our consolidated financial position, results of operations or cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Income Tax Uncertainties" ("FIN No. 48"). FIN No. 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN No. 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN No. 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently evaluating the impact of FIN No. 48 on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. SFAS No. 157 applies only to fair value measurements that are already required or permitted by other accounting standards (except for measurements of share-based payments) and is expected to increase the consistency of those measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS No. 157 will be applied prospectively with some exceptions that will be accounted for as a cumulative-effect adjustment. We are currently evaluating the impact of SFAS No. 157 on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and other Postretirement Plans, an amendment of FASB statements No. 87, 88, 106, and 132(R)" ("SFAS No. 158"), which requires companies to recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on their balance sheets. Except for the measurement date requirement, SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The measurement date requirement will not be effective until fiscal years ending after December 15, 2008. SFAS No. 158 will be applied prospectively. We are currently evaluating the impact of adopting SFAS No. 158 on our consolidated financial position.

In September 2006, the Staff of the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year's financial statements are materially misstated. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006 with earlier adoption encouraged and will be accounted for as a cumulative-effect adjustment. We are currently evaluating the impact of SAB No. 108 on our consolidated financial position, results of operations or cash flows.

3. Discontinued Operations of Our Semiconductor Products Business

On December 1, 2005, we completed the divestiture of our semiconductor products business to Avago Technologies Ltd. ("Avago"). Under the terms of the Asset Purchase Agreement ("APA"), Agilent received approximately $2,559 million in cash proceeds. The following table shows the components of the gain from sale of discontinued operations, net of taxes as of October 31, 2006:

	(in millions)
Proceeds, net of working capital adjustments	$2,559
Book value of net assets disposed of	(707)
Costs of disposition, net	(36)
Gain on sale of discontinued operations	1,816
Income taxes	6
Gain on sale of discontinued operations, net	$1,810

Subsequent to the quarter ended January 31, 2006, we adjusted the gain on sale of discontinued operations by $23 million which includes $21 million for working capital and other adjustments and $2 million for the disposal of fixed assets. The $36 million costs of disposition are reported net of a gain of $51 million for pension curtailments and settlements. The tax impact of the sale of our semiconductor products business reflects the utilization of the valuation allowance within the U.S. and a low effective tax rate in other jurisdictions.

Our consolidated financial statements reflect our semiconductor products business as a discontinued operation in accordance with SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

The following table summarizes results from discontinued operations of our semiconductor products business for the periods ended October 31 included in the consolidated statement of operations:

	Years Ended October 31,		
	2006	2005	2004
	(in millions)		
Net revenue	$ 141	$1,796	$2,021
Costs, expenses and other income (expense), net	133	1,564	1,779
Income from discontinued operations	8	232	242
Gain on sale of discontinued operations	1,816	–	–
Income from and gain on sale of discontinued operations before taxes	1,824	232	242
Provision for income taxes	8	46	–
Income from and gain on sale of discontinued operations, net	$1,816	$ 186	$ 242

The following table presents Agilent's semiconductor products business assets and liabilities classified as discontinued operations:

	October 31, 2005
	(in millions)
Assets:	
Accounts receivable	$219
Inventory	178
Other current assets	26
Current assets of discontinued operations	423
Property, plant and equipment, net	277
Goodwill and other intangible assets, net	99
Other assets	43
Non-current assets of discontinued operations	419
Total assets of discontinued operations	$842
Liabilities:	
Accounts payable	$121
Employee compensation and benefits	22
Other current liabilities	7
Current liabilities of discontinued operations	$150

The following table presents Agilent's semiconductor products business's book value of net assets disposed of as of November 30, 2005:

	November 30, 2005
	(In millions)
Assets:	
Cash	$ 4
Accounts receivable	219
Inventory	185
Other current assets	21
Current assets of discontinued operations	429
Property, plant and equipment, net	277
Goodwill and other intangible assets, net	98
Other assets	53
Non-current assets of discontinued operations	428
Total assets of discontinued operations	$857
Liabilities:	
Accounts payable	$115
Employee compensation and benefits	17
Other current liabilities	11
Current liabilities of discontinued operations	143
Other long term liabilities	7
Long term liabilities of discontinued operations	7
Total liabilities of discontinued operations	$150
Book value of net assets disposed of	$707

In accordance with SFAS No. 142 "Goodwill and other Intangibles" ("SFAS No. 142"), approximately $98 million of goodwill associated with the semiconductor products business was eliminated and recorded as a reduction to the gain on sale of discontinued operations.

Indemnifications to Avago

In connection with the sale of our semiconductor products business in December 2005, we agreed to indemnify Avago, its affiliates and other related parties against damages that it might incur in the future. These indemnifications primarily cover damages relating to liabilities of the businesses that Agilent retained and did not transfer to Avago, as well as pre-closing taxes and other specified items. Agilent's indemnification for representations and warranties made to Avago are generally limited to 10 percent of the purchase price and survive until March 31, 2007.

4. Discontinued Operations of Our Semiconductor Test Solutions Business

On August 15, 2005, Agilent announced its intention to separate its semiconductor test solutions business, Verigy, into a stand-alone publicly traded company. During the third quarter of fiscal 2006, Verigy completed the initial public offering ("IPO") of 8.7 million of its ordinary shares at a price of $15 per share for total net proceeds of $121 million. As part of the offering,

Agilent made a payment to Verigy of $19 million, the amount by which the net IPO proceeds were insufficient to complete the agreed-upon Verigy initial capitalization of $140 million. Following the offering, Agilent owned approximately 50 million shares or 85 percent of Verigy's ordinary shares. As a result of the IPO, Agilent recorded additional paid-in capital of $74 million related to the excess of the IPO price over the book value of the shares sold. Underwriter fees related to the IPO were approximately $9 million which were netted against the proceeds. Agilent recorded direct IPO costs of $2 million within operating expenses related to third-party legal fees, filing fees and other services.

On October 31, 2006, Agilent completed the spin-off of Verigy by distributing its remaining 85 percent equity interest in Verigy to Agilent stockholders. The spin-off was effected by way of a pro rata non-cash dividend to Agilent stockholders, which reduced retained earnings by $310 million. In the distribution, Agilent distributed to its stockholders .122435 of an ordinary share of Verigy for each outstanding share of Agilent common stock owned as of close of market on October 16, 2006. In the aggregate, Agilent distributed 50 million Verigy ordinary shares to Agilent stockholders. Based on the closing price for Verigy ordinary shares on the NASDAQ Global Select Market on October 31, 2006 of $16.80 per share, the aggregate market value of the shares distributed in the distribution was approximately $840 million. The historical results of Verigy have been reflected as discontinued operations in the underlying financial statements and related disclosures for all periods presented.

The following table summarizes results from discontinued operations of our semiconductor test solutions business for the presented periods ended October 31 included in the consolidated statement of operations:

	Years Ended October 31,		
	2006	2005	2004
	(in millions)		
Net revenue	$777	$454	$604
Costs and expenses	703	489	522
Income (loss) from discontinued operations	74	(35)	82
Other income (expense), net	–	(2)	–
Income (loss) from discontinued operations before taxes	74	(37)	82
Provision for income taxes	20	13	14
Net income (loss) from discontinued operations	$ 54	$ (50)	$ 68

The following table presents Agilent's semiconductor test solutions business assets and liabilities classified as discontinued operations as of October 31, 2005:

	October 31, 2005
	(in millions)
Assets:	
Cash	$ –
Accounts receivable	75
Inventory	110
Other current assets	10
Current assets of discontinued operations	195
Property, plant and equipment, net	18
Goodwill and other intangible assets, net	17
Other assets	17
Non-current assets of discontinued operations	52
Total assets of discontinued operations	$247
Liabilities:	
Accounts payable	$ 21
Employee compensation and benefits	20
Other current liabilities	63
Current liabilities of discontinued operations	104
Other long term liabilities	12
Long term liabilities of discontinued operations	12
Total liabilities of discontinued operations	$116

The following table presents Agilent's book value of net assets eliminated due to the distribution as of October 31, 2006:

	October 31, 2006
	(In millions)
Assets:	
Cash	$300
Accounts receivable	105
Inventory	87
Other current assets	2
Total current assets	494
Property, plant and equipment, net	44
Goodwill and other intangible assets, net	18
Other assets	42
Total Non-current assets	104
Total assets	$598
Liabilities:	
Accounts payable	$ 71
Employee compensation and benefits	43
Other current liabilities	92
Total Current liabilities	206
Other long term liabilities	89
Total Long term liabilities	89
Total liabilities	$295
Book value of net assets distributed	$303

Prior to the distribution of Verigy shares, Verigy and Agilent, and, in some cases, their respective subsidiaries, entered into agreements providing for the June 1, 2006 separation of the semiconductor test solutions business from Agilent, including a master separation and distribution agreement. These agreements cover a variety of matters, including the transfer, ownership and licensing of intellectual property and other assets and liabilities relating to Verigy's businesses, the use of shared facilities, employee and tax-related matters and the transitional services Agilent will provide to Verigy. In addition, an ancillary agreement provided for a $25 million revolving credit facility from Agilent to Verigy on the separation date with interest at one-month LIBOR plus 50 basis points. All amounts were repaid back and the credit facility has expired. The agreements relating to the separation from Agilent have been negotiated in the context of a parent-subsidiary relationship. Per the transitional services agreement, the majority of the services Agilent provided to Verigy upon separation terminated prior to the distribution date.

Indemnifications to Verigy

In connection with the spin-off of Verigy, we agreed to indemnify Verigy and its affiliates against damages which it might incur in the future. These indemnifications primarily cover damages relating to liabilities of the businesses that Agilent retained and did not transfer to Verigy, liabilities that might arise under limited portions of Verigy's IPO materials that relate to Agilent, and costs and expenses incurred by Agilent or Verigy to effect the IPO, arising out of the distribution of Agilent's remaining holding in Verigy ordinary shares to Agilent's stockholders, or incurred to effect the separation of the semiconductor test solutions business from Agilent to the extent incurred prior to the separation on June 1, 2006.

5. Share-Based Compensation

Effective November 1, 2005, Agilent adopted the provisions of SFAS No. 123 (R) which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors including employee stock option awards, employee stock purchases made under our ESPP and performance share awards granted to selected members of our senior management under the LTPP based on estimated fair values. Agilent previously applied the provisions of APB No. 25 and related Interpretations and provided the required pro forma disclosures under SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123").

Description of Share-Based Plans

Employee stock purchase plans. Effective November 1, 2000, we adopted the ESPP. Under the provisions of the ESPP, eligible employees may contribute up to ten percent of their base compensation to purchase shares of our common stock at 85 percent of the lower of the fair market value at the entry date or the purchase date as defined by the ESPP. The ESPP has a maximum contractual term of two years. As of October 31, 2006, securities authorized and available for issuance in connection with our ESPP were 23,341,919. Shares authorized for issuance in connection with the ESPP are subject to an automatic annual increase of the lesser of one percent of the outstanding common stock of Agilent or an amount determined by the Compensation Committee of our Board of Directors. Under the terms of the ESPP, in no event shall the number of shares authorized for issuance in connection with the ESPP exceed 75 million shares.

Incentive compensation plans. On September 17, 1999, we adopted the Agilent Technologies, Inc. 1999 Stock Plan (the "Stock Plan") and subsequently reserved 67,800,000 shares of our common stock for issuance under the Stock Plan. In addition, on May 31, 2000, 19,000,000 shares of our common stock were registered pursuant to converted stock options previously granted by HP. In February 2001, our stockholders approved an additional 45,000,000 shares of our common stock for issuance under the Stock Plan. These shares were subsequently registered in May 2002. At October 31, 2006, shares registered and available for option and restricted stock grants were 36,639,572.

Stock options, stock appreciation rights, stock awards and cash awards may be granted under the Stock Plan. Options granted under the Stock Plan may be either "incentive stock options", as defined in section 422 of the Internal Revenue Code, or non-statutory. Options generally vest at a rate of 25 percent per year over a period of four years from the date of grant and generally have a maximum contractual term of ten years. The exercise price for stock options is generally not less than 100 percent of the fair market value of our common stock on the date the stock award is granted.

On March 4, 2003, our stockholders approved an amendment to the Stock Plan. The amendment permitted the company to offer a one-time exchange of options issued under the Stock Plan having an exercise price greater than $25 for a lesser number of options to be granted at least six months and one day from the cancellation of surrendered options (the "Option Exchange Program"). On May 20, 2003, we implemented the Option Exchange Program by filing a Tender Offer Statement with the SEC, which allowed eligible employees a one-time opportunity to exchange options to purchase shares of the company's common stock, whether vested or unvested, which were granted under our Stock Plan, with exercise prices greater than $25 per share. The Option Exchange Program was offered from May 20, 2003 to June 18, 2003 and options to purchase approximately 26 million shares were exchanged, with an average exercise price of $51. As a result, the company issued options to purchase approximately 13.8 million shares at a weighted-average exercise price of $28 per share during the first quarter of 2004. Under the provisions of APB No. 25 no compensation expense was recognized in our consolidated statement of operations for issuance of the replacement options for fiscal years ended 2005 and 2004. As a result of the SFAS No. 123 (R) adoption, in fiscal year ended 2006, we recognized approximately $3 million in our consolidated statement of operations for the issuance of these replacement options.

Effective November 1, 2003, the Compensation Committee of the Board of Directors approved the LTPP for the company's executive officers and other key employees beginning in 2006. Participants in this program are entitled to receive unrestricted shares of the company's stock after the end of a three-year period, if specified performance targets are met. The maximum contractual term for awards under the LTPP plan is three years. The following table summarizes the shares approved by the Compensation Committee to be issued under the LTPP:

Period	Approved Shares	Year To Be Awarded
November 18, 2003	322,000	2007
November 16, 2004	475,000	2008
November 15, 2005	216,600	2009
January 17, 2006	227,834	2009
November 15, 2006	438,183	2010

In all cases, the final award may vary as it is based on certain performance metrics. We consider the dilutive impact of this program in our diluted net income per share calculation only to the extent that the performance conditions are met.

Pro forma Information for Periods Prior to the Adoption of SFAS No. 123 (R)

Prior to the adoption of SFAS No. 123 (R), Agilent provided the disclosures required under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosures." No employee share-based compensation expense was reflected in our results from continuing operations in 2005 and 2004 for employee stock option awards as all options were granted with an exercise price equal to the market value of the underlying common stock on the date of grant. Our ESPP was deemed non-compensatory under the provisions of APB No. 25. Compensation expense for the non-vested performance shares granted under the LTPP was recognized based on the grant date fair value for the respective grants. Forfeitures of awards were recognized as they occurred. We recorded APB No. 25 compensation expense in continuing operations of $8 million in 2005 and $7 million in 2004. The APB No. 25 compensation expense in 2005 and 2004 primarily related to our LTPP. In August 2005 our Board of Directors approved a modification to the terms of the options held by employees of our semiconductor products business to effect the acceleration of vesting for all unvested options held by employees of that business, effective as of the date of the sale of the semiconductor products business to Avago. In connection with this modification, we recorded $8 million of compensation expense in discontinued operations.

The pro forma information for share-based compensation in 2005 and 2004 was as follows:

	Years Ended October 31,	
	2005	2004
	(in millions, except per share data)	
Net income – as reported	$ 327	$ 369
APB No. 25 compensation recognized in net income, as reported	16	7
SFAS No. 123 based compensation	(228)	(256)
Tax benefit	12	17
Net income – pro forma	$ 127	$ 137
Net income per share:		
As reported:		
Basic	$0.66	$0.76
Diluted	$0.65	$0.75
Pro forma:		
Basic	$0.26	$0.28
Diluted	$0.25	$0.28

The pro forma results in 2005 and 2004 include approximately $32 million and $70 million of pro forma compensation expense relating to our Option Exchange Program, respectively. The remainder of the expense for those periods related to awards granted over the previous four years.

Due to the valuation allowance provided on our net deferred tax assets as described in Note 8, "Provision (Benefit) for Income Taxes from Continuing Operations", we did not record any tax benefits attributable to pro forma share-based compensation expenses for employees in the U.S. and certain other foreign jurisdictions in 2005 and 2004. The tax impact presented above was computed for both the APB No. 25 and SFAS No. 123 share-based compensation expense.

Impact of SFAS No. 123 (R)

Agilent adopted SFAS No. 123 (R) using the modified prospective transition method beginning November 1, 2005. Accordingly, in 2006, we recorded share-based compensation expense for awards granted prior to but not yet vested as of November 1, 2005 as if the fair value method required for pro forma disclosure under SFAS No. 123 were in effect for expense recognition purposes adjusted for estimated forfeitures. The effect of forfeitures on the unamortized compensation expense of pre-adoption awards was not material. For these awards, we have continued to recognize compensation expense using the accelerated amortization method under FIN No. 28. For share-based awards granted after November 1, 2005 we have recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123 (R). For these awards we have recognized compensation expense using a straight-line amortization method. As SFAS No. 123 (R) requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation in 2006 has been reduced for estimated forfeitures. Amounts previously reported prior to the adoption of SFAS No. 123 (R) have not been restated.

The impact on our results for share-based compensation in 2006 was as follows:

	Year Ended October 31, 2006
	(in millions, except per share data)
Cost of products and services	$ 27
Research and development	17
Selling, general and administrative	50
Share-based compensation expense in continuing operations	$ 94
Share-based compensation expense in discontinued operations of our semiconductor products business	3
Share-based compensation expense in discontinued operations of our semiconductor test solutions business	9
Share-based compensation expense — Agilent awards	106
Share-based compensation expense in discontinued operations of our semiconductor test solutions business — Verigy awards	2
Total share-based compensation expense	$ 108
Impact on continuing operations per share:	
Basic	$0.22
Diluted	$0.21
Impact on discontinued operations of our semiconductor products business per share:	
Basic	$0.01
Diluted	$0.01
Impact on discontinued operations of our semiconductor test solutions business — Agilent and Verigy awards per share:	
Basic	$0.02
Diluted	$0.02
Impact on net income per share:	
Basic	$0.25
Diluted	$0.24

At October 31, 2006 there was no share-based compensation capitalized within inventory as it was immaterial. Total income tax benefit recognized in 2006 in the statement of operations for share-based compensation was immaterial. The weighted average grant date fair value of options, as determined under SFAS No. 123 (R), granted in 2006 was $10.46 per share. The total fair value of shares vested in 2006 was $216 million. In 2006 the windfall tax benefit realized from exercised stock options and similar awards was immaterial. As of October 31, 2006, the total unrecorded deferred share-based compensation balance for non-vested shares, net of expected forfeitures, was approximately $88 million which is expected to be amortized over a weighted-average period of 2.3 years.

Included in income from and gain on sale of discontinued operations of our semiconductor products business and recorded under the provisions of SFAS No. 123 (R) for the fiscal year ended 2006 is approximately $3 million of share-based compensation expense in connection with the 2005 modification to the terms of the options held by employees of our divested semiconductor products business.

Included in income from discontinued operations of our semiconductor test solutions business and recorded under the provisions of SFAS No. 123 (R) is $9 million of share-based compensation expense for Agilent options held by Verigy employees and $2 million of new Verigy awards that were issued prior to the final distribution of Verigy shares by Agilent. As a result of the final distribution of Verigy shares by Agilent which took place on October 31, 2006, non-vested Agilent stock options held by Verigy employees were cancelled. Vested Agilent stock options held by Verigy employees will have a period of up to three months in which to exercise the Agilent options before such options are cancelled. Retirement eligible Verigy employees will have a period of up to three years in which to exercise the Agilent options before such options are cancelled. To the extent that the Agilent options were not vested as of the distribution date, Verigy issued replacement Verigy awards.

Valuation Assumptions

For all periods presented, the fair value of share-based awards for employee stock option awards, restricted stock and employee stock purchases made under our ESPP was estimated using the Black-Scholes option pricing model. In 2006, shares granted under the LTPP were valued using a Monte Carlo simulation. In 2005 and 2004, shares granted under the LTPP were valued using the variable accounting method under APB No. 25.

The weighted average assumptions used for options granted, ESPP purchases and the LTPP in 2006, 2005 and 2004 was as follows:

	Years Ended October 31,		
	2006	2005	2004
Stock Option Plans:			
Risk-free interest rate	4.4%	3.6%	3.3%
Dividend yield	0%	0%	0%
Volatility	29%	39%	57%
Expected life	4.25 yrs	4 yrs	5.5 yrs
ESPP:			
Risk-free interest rate	4.5%	2.4%	1.2%
Dividend yield	0%	0%	0%
Volatility	29%	37%	36%
Expected life	0.5-1 yrs	0.5-2 yrs	0.5-1 yrs
LTPP:			
Volatility of Agilent shares	28%	N/A	N/A
Volatility of selected peer-company shares	23%-82%	N/A	N/A
Price-wise correlation with selected peers	50%	N/A	N/A

Both the Black-Scholes and Monte Carlo simulation fair value models require the use of highly subjective and complex assumptions, including the option's expected life and the price volatility of the underlying stock. Beginning November 1, 2005, the expected stock price volatility assumption was determined using the implied volatility for our stock. Prior to the adoption of SFAS No. 123 (R), we used a combination of historical and implied volatility in deriving our expected volatility assumption. We have determined that implied volatility is more reflective of market conditions and a better indicator of expected volatility than a combined method of determining volatility. We consider several factors in estimating the expected life of our options granted, including the expected lives used by a peer group of companies and the historical option exercise behavior of our employees, which we believe are representative of future behavior.

Share-Based Payment Award Activity

The following table summarizes equity share-based payment award activity in 2006:

	Available For Grant	Shares	Weighted Average Exercise Price
	(in thousands)		
Outstanding at October 31, 2003	72,239	51,366	$29
Granted	(12,136)	12,136	$32
Granted under Option Exchange Program	(13,797)	13,797	$28
Exercised	–	(2,859)	$19
Cancelled	2,630	(2,630)	$41
Plan Shares Expired	–	(834)	$37
Outstanding at October 31, 2004	48,936	70,976	$29
Granted	(11,231)	11,231	$22
Exercised	–	(5,182)	$21
Cancelled	3,779	(3,779)	$34
Plan Shares Expired	–	(706)	$36
Outstanding at October 31, 2005	41,484	72,540	$28
Granted	(8,474)	8,474	$34
Exercised	–	(18,821)	$25
Cancelled	2,494	(2,494)	$36
Plan Shares Expired	–	(635)	$42
Cancelled – semiconductor products business	439	(439)	$45
Plan Shares Expired – semiconductor products business	–	(480)	$44
Cancelled – semiconductor test solutions business	1,185	(1,185)	$29
Plan Shares Expired – semiconductor test solutions business	–	(200)	$45
Outstanding at October 31, 2006	37,128	56,760	$29

The plan shares expired per the above table represent cancelled options granted under the HP stock option plan that are not added back to our available for grant options as the plan shares expire after cancellation and are not reissuable.

Forfeited and expired options in 2006, 2005 and 2004 were as follows:

	Shares	Weighted Average Exercise Price
Forfeited	1,011	$26
Expired	2,453	$46
Total Options Cancelled at October 31, 2004	3,464	$40
Forfeited	1,640	$25
Expired	2,845	$38
Total Options Cancelled at October 31, 2005	4,485	$33
Forfeited	2,048	$28
Expired	3,385	$43
Total Options Cancelled at October 31, 2006	5,433	$37

The options outstanding exercisable for equity share-based payment awards at October 31, 2006 were as follows:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
	(in thousands)	(in years)		(in thousands)	(in thousands)	(in years)		(in thousands)
$ 0 - 15	786	5.6	$13	$ 18,030	781	5.6	$13	$ 17,936
$15.01 - 25	14,260	7.2	$20	$226,586	7,303	6.7	$19	$122,369
$25.01 - 30	19,393	5.8	$27	$157,671	18,614	5.7	$27	$151,332
$30.01 - 40	18,127	7.1	$34	$ 33,542	7,540	5.0	$35	$ 12,238
$40.01 - 50	2,393	2.4	$44	–	2,393	2.4	$44	–
$50.01 and over	1,801	3.8	$65	–	1,801	3.8	$65	–
	56,760	6.3	$29	$435,829	38,432	5.4	$30	$303,875

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value, based on the company's closing stock price of $35.60 at October 31, 2006, which would have been received by award holders had all award holders exercised their awards that were in-the-money as of that date. The total number of in-the-money awards exercisable at October 31, 2006 was approximately 33 million.

The following table summarizes options exercised and the weighted average fair value of options granted in 2006, 2005 and 2004:

	Aggregate Intrinsic Value	Weighted Average Exercise Price	Value Using Black-Scholes Model
	(in millions)		
Options exercised during October 31, 2004	$ 30,743	$19	
Black-Scholes value of options granted during 2004			$16
Options exercised during October 31, 2005	$ 42,656	$21	
Black-Scholes value of options granted during 2005			$ 8
Options exercised during October 31, 2006	$195,938	$25	
Black-Scholes value of options granted during 2006			$10

The amount of cash received from the exercise of share-based awards granted was $547 million in 2006, $198 million in 2005 and $137 million in 2004. See Note 8, "Provision (Benefit) for Income Taxes from Continuing Operations" for the tax impact on share-based award exercises.

6. Other Income (Expense), Net

The following table presents the components of other income (expense), net in 2006, 2005 and 2004:

	Years Ended October 31,		
	2006	2005	2004
	(in millions)		
Interest income	$178	$72	$27
Interest expense	(69)	(27)	(36)
Minority interest income (loss)	(5)	(10)	(11)
Rental income	18	29	25
Investment impairments	(1)	(18)	(15)
Investment gains	14	7	–
Government grants	2	7	10
Income from leases	–	–	6
Gain on sale of assets	–	6	–
Currency gain (loss)	(2)	7	2
Income from Foreign Sales Corporation Tax Study	15	–	–
Loss on redemption of debt	–	(7)	–
Other, net	13	9	16
Other income (expense), net	$163	$75	$24

Interest income is derived principally from short-term commercial paper for our restricted investments and the investment of our surplus cash balances in bank time deposits and other money market instruments. Income from Foreign Sales Corporation Tax Study was earned pursuant to an agreement with Hewlett-Packard to provide assistance with a Foreign Sales Corporation Maximization Study for years prior to the 2000 spin-off of Agilent from Hewlett-Packard. For its services, Agilent earned a fee which was contingent on related tax benefits being realized.

7. Equity in Net Income of Unconsolidated Affiliate and Gain on Sale – Lumileds

Lumileds Lighting International, B.V. ("Lumileds"), was a global joint venture between Agilent and Koninklijke Philips Electronics N.V. ("Philips") under a Second Amended and Restated Joint Venture Agreement (the "Joint Venture Agreement"), dated as of November 29, 2004, between Agilent and Philips. Lumileds manufactures high-power light emitting diodes and solid-state lighting solutions. Our ownership interest in Lumileds was approximately 47 percent as of October 31, 2005, after selling 1 percent of our interest to Philips in the second quarter of 2005. Our equity in the net income of our unconsolidated affiliate including the gain on sale of our interest in Lumileds was $901 million in 2006, $42 million in 2005 and $29 million in 2004.

On November 28, 2005, we completed the sale of our stake in Lumileds. Pursuant to the Share Purchase Agreement, upon closure of the sale transaction, the Joint Venture Agreement and the ancillary agreements were terminated. The purchase price paid by Philips under the Share Purchase Agreement was $949 million. In addition, Lumileds repaid the $51 million of outstanding principal debt and accrued interest due to us as of the date of sale under the Credit Agreement, dated as of November 30, 2001.

The following table shows the components of the gain from sale of Lumileds, net of income tax (in millions):

	Year Ended October 31, 2006
	(in millions)
Proceeds	$949
Net book value of investments	(48)
Gain on sale before taxes	901
Income taxes	–
Gain from sale of Lumileds, net of taxes	$901

The tax impact of the sale of our Lumileds joint venture primarily reflects the utilization of valuation allowances within the U.S.

Annual Report Financials

8. Provision (Benefit) For Income Taxes From Continuing Operations

The provision (benefit) for income taxes from continuing operations is comprised of:

	Years Ended October 31,		
	2006	2005	2004
	(in millions)		
U.S. federal taxes from continuing operations:			
Current	$ 1	$ 40	$ –
Deferred	–	–	1
Non-U.S. taxes from continuing operations:			
Current	95	109	72
Deferred	(9)	(10)	(19)
State taxes from continuing operations, net of federal benefit			
Current	4	3	3
Deferred	–	–	–
Total from continuing operations	$91	$142	$ 57

The federal and state provisions do not reflect tax savings resulting from deductions associated with our stock option plans.

The significant components of deferred tax assets and deferred tax liabilities included on the consolidated balance sheet are:

	October 31,			
	2006		2005	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
	(in millions)			
Inventory	$ 78	$ 2	$ 152	$ –
Property, plant and equipment	–	150	19	146
Warranty reserves	13	1	18	–
Retiree medical benefits	44	–	54	1
Other retirement benefits	34	99	52	92
Employee benefits, other than retirement	205	–	237	–
Net operating loss and credit carryforwards	470	–	1,314	–
Unremitted earnings of foreign subsidiaries	–	305	–	301
Share-based compensation	17	–	–	–
Other	136	73	95	15
Subtotal	997	630	1,941	555
Tax valuation allowance	(382)	–	(1,371)	–
	$ 615	$630	$ 570	$555

The consolidated balance sheet reflects the allocation of the valuation allowance based on the pro-rata portion of gross current and non-current deferred tax assets in each jurisdiction where a valuation allowance is required. During 2003, we established valuation allowances for the deferred tax assets of the U.S. and selected entities in foreign jurisdictions. The valuation allowances were determined in accordance with the provisions of SFAS No. 109, which require an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. Cumulative losses incurred in the U.S. and certain entities in foreign jurisdictions in recent years represented sufficient negative evidence to require full valuation allowances. We intend to maintain full valuation allowances until sufficient positive evidence exists to support reversal.

At October 31, 2006, we had federal net operating loss carryforwards of approximately $256 million and tax credit carryforwards of approximately $145 million. The federal net operating losses expire in years beginning 2007 through 2021, if not utilized. The federal tax credits expire beginning in 2007 through 2026, if not utilized. In addition, the company has state tax credit carryforwards of $133 million. State tax credits of $18 million expire beginning in 2007 through 2018, if not utilized. A portion of the federal and state net operating losses and certain tax credit carryforwards are subject to change of ownership limitations provided by the Internal Revenue Code and similar state provisions. These annual loss limitations may result in the expiration or reduced utilization of the net operating losses and/or credits. At October 31, 2006, we also had foreign net operating loss carryforwards of approximately $390 million. Of this foreign loss, $127 million will expire in years beginning 2011 through 2014, if not utilized. The remaining $263 million has an indefinite life. Some of the foreign losses are subject to annual loss limitation rules.

Net deferred tax assets of approximately $79 million at October 31, 2006 and approximately $32 million at October 31, 2005 pertain to net operating loss carryforwards resulting from the exercise of employee stock options, which have been fully offset by a valuation allowance. When recognized, the reversal of the valuation allowance will be accounted for as a credit to shareholders' equity rather than as a reduction of the income tax provision.

The differences between the U.S. federal statutory income tax rate and our effective tax rate from continuing operations are:

	Years Ended October 31,		
	2006	2005	2004
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	.2	.6	1.1
Non-U.S. income taxed at different rates	2.5	26.9	38.1
Nondeductible goodwill	–	–	5.6
Research credits	(.1)	(2.9)	(3.4)
Extraterritorial income exclusion	(.3)	(3.2)	(9.5)
AJCA dividend repatriation	–	7.2	–
Hewlett-Packard settlement	(1.8)	–	–
Other, net	.5	.4	(3.6)
Valuation allowance	(30.0)	(21.4)	(14.2)
	6.0%	42.6%	49.1%

The domestic and foreign components of income (loss) earnings from continuing operations before taxes are:

	Years Ended October 31,		
	2006	2005	2004
		(in millions)	
U.S. continuing operations	$ 867	$208	$(140)
Non-U.S. continuing operations	661	125	256
	$1,528	$333	$ 116

The income tax provision for 2006 includes a benefit of $29 million related to the resolution of domestic tax-related issues for years covered by a Tax Sharing Agreement between Agilent and Hewlett-Packard. The Tax Sharing Agreement is related to the 2000 spin-off of Agilent from Hewlett-Packard.

On October 22, 2004, the American Jobs Creation Act of 2004 ("AJCA") was signed into law. The AJCA creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. In the fourth quarter of fiscal 2005, we distributed cash from our foreign subsidiaries and reported an extraordinary dividend (as defined in the AJCA) of $970 million and a related tax liability of approximately $48 million in our fiscal 2005 federal and state income tax returns. For fiscal 2005, $23 million of the $48 million is provided for in the discontinuing operations' provision for income taxes while the remaining is provided for in the continuing operations' provision for income taxes.

Agilent has not recorded deferred income taxes on the undistributed earnings of foreign subsidiaries. Our policy is to continue to invest the undistributed earnings of our foreign subsidiaries indefinitely outside of the United States, with the exception of the amounts repatriated in the year ended October 31, 2005 under the AJCA. If management decides to remit this income to the U.S. in a future period, our provision for income taxes may increase materially in that period.

Agilent enjoys tax holidays in several different jurisdictions, most significantly in Singapore, Malaysia and Switzerland. The tax holidays provide lower rates of taxation on certain classes of income and require various thresholds of investments and employment in those jurisdictions. During the years 2003 through 2006, Agilent enjoyed tax holidays that applied to manufacturing income generated in Malaysia and Singapore. The tax holidays in both Malaysia and Singapore expire in 2013. In 2004, Agilent secured a reduced tax rate in Switzerland for income generated from activity that Agilent began in Switzerland during that year. The tax holiday expires in 2013. Also in 2004, Agilent secured an additional Singapore tax holiday for earnings from investments and related activity that began in 2004. The tax holiday applies to applicable earnings of Agilent until the end of 2013, with the opportunity for a reduced rate thereafter.

As a result of the incentives, the impact of the tax holidays decreased income taxes by $76 million, $54 million and $96 million in 2006, 2005 and 2004, respectively. The benefit of the tax holidays on net income per share (diluted) was approximately $0.17, $0.11 and $0.20 in 2006, 2005 and 2003, respectively.

We are subject to ongoing tax examinations of our tax returns by the Internal Revenue Service and other tax authorities in various jurisdictions. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. These assessments can require considerable estimates and judgments. If our estimate of income tax liabilities proves to be less than the ultimate assessment, a further charge to expense would be required. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

9. Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the periods presented below.

	Years Ended October 31,		
	2006	2005	2004
	(in millions)		
Numerator:			
Income from continuing operations	$1,437	$191	$ 59
Income from and gain on sale of discontinued operations of our semiconductor products business	1,816	186	242
Income (loss) from discontinued operations of our semiconductor test solutions business	54	(50)	68
Net income	$3,307	$327	$369
Denominators:			
Basic weighted average shares	431	494	483
Potentially dilutive common stock equivalents – stock options and other employee stock plans	10	6	7
Diluted weighted average shares	441	500	490

In computing diluted net income per share under the treasury stock method, we elected to use the transition election of FSP SFAS No. 123 (R)-3 to determine the pool of windfall tax benefits as of the adoption of SFAS No. 123 (R). For further details see Note 2, "New Accounting Pronouncements." The total number of awards exercised in 2006, 2005 and 2004 was 19 million, 5 million and 3 million, respectively.

In connection with the October 31, 2006 Verigy distribution, on November 1, 2006 Agilent distributed .122435 of an ordinary share of Verigy for each outstanding share of Agilent common stock owned as of October 16, 2006 to Agilent's stockholders. In addition, under the anti-dilution provision of the 1999 Stock Plan, on November 1, 2006 Agilent adjusted the exercise price downward and number of option shares upward for each outstanding employee stock option to preserve the value of the options after the Verigy spin-off. For further details on the distribution see Note 5, "Share-Based Compensation."

The following table presents options to purchase shares of common stock, which were not included in the computation of diluted net income per share because they were anti-dilutive.

	Years Ended October 31,		
	2006	2005	2004
Options to purchase shares of common stock (in millions)	8	49	41
Weighted-average exercise price	$45	$33	$35
Average common stock price	$34	$25	$27

The computation of diluted net income per share for the fiscal year 2004 does not include 36 million shares issuable upon conversion of our then outstanding $1.15 billion senior convertible debenture as the effect was not dilutive for this period, using the if-converted method pursuant to SFAS No. 128, "Earnings per Share". Our convertible debt was redeemed as of September 9, 2005 and therefore not part of the computation in 2006.

10. Supplemental Cash Flow Information

Cash paid for income taxes was $156 million in 2006, $75 million in 2005 and $149 million in 2004. Cash paid for interest was $55 million in 2006, $44 million in 2005 and $36 million in 2004. In 2006, we spent $25 million as debt issuance costs related to our long-term debt of $1.5 billion and amortized $4 million in interest expense during 2006.

Non cash transactions in 2005 primarily related to the conversion of approximately $466 million of the principal amount of convertible debt into common stock. In addition, accrued interest of approximately $4 million relating to the convertible debt was recorded in equity as part of the cost of the new shares issued. Non-cash transactions in 2004 related primarily to an acquisition in October 2004 and we issued approximately 772,000 shares with an approximate value of $18 million.

11. Restricted Cash and Cash Equivalents

As of October 31, 2006, $1,606 million was reported as restricted cash and cash equivalents on our consolidated balance sheet. Of this amount, $1,582 million was short-term restricted commercial paper maintained in connection with our obligations to a counterparty pursuant to the Master Repurchase Agreement and related Confirmation entered into on January 27, 2006 and reported as long-term debt on our consolidated balance sheet. See Note 21, "Long-Term Debt and Credit Facilities."

12. Inventory

	October 31, 2006	October 31, 2005
	(in millions)	
Finished goods	$285	$273
Work in progress	51	54
Raw materials	291	285
	$627	$612

Inventory-related charges of $38 million, $59 million and $16 million were recorded in total cost of products in 2006, 2005 and 2004, respectively. We record excess and obsolete inventory charges for both inventory on our site as well as inventory at our contract manufacturers and suppliers where we have non-cancelable purchase commitments.

13. Property, Plant and Equipment, Net

	October 31, 2006	October 31, 2005
	(in millions)	
Land	$ 75	$ 84
Buildings and leasehold improvements	1,023	1,327
Machinery and equipment	863	807
Software	388	392
Total property, plant and equipment	2,349	2,610
Accumulated depreciation and amortization	(1,574)	(1,755)
	$ 775	$ 855

We sold our San Jose site for a total consideration of $88 million and recorded a gain of $56 million during the second quarter of 2006. In May 2006, we completed the sale of our Palo Alto site for a total consideration of $98.5 million and recorded a gain of $65 million. Asset impairments other than restructuring were zero in 2006, $4 million in 2005, and zero in 2004. Depreciation expenses for continuing operations were $141 million in 2006, $163 million in 2005 and $189 million in 2004.

14. Goodwill and Other Intangible Assets

The goodwill balances at October 31, 2006 and 2005 and the movements in 2006 and 2005 for each of our reportable segments are shown in the table below:

	Electronic Measurement	Bio-analytical Measurement	Total
Goodwill at October 31, 2004	$267	$ 39	$306
Foreign currency translation impact	(19)	–	(19)
Goodwill arising from acquisitions	7	13	20
Goodwill at October 31, 2005	255	52	307
Foreign currency translation impact	1	1	2
Goodwill arising from acquisitions	16	60	76
Goodwill at October 31, 2006	$272	$113	$385

The component parts of other intangibles assets at October 31, 2006 and 2005 are shown in the table below:

	Other Intangible Assets		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
		(in millions)	
As of October 31, 2006:			
Purchased technology	$208	$143	$65
Customer relationships	50	32	18
Total	$258	$175	$83
As of October 31, 2005:			
Purchased technology	$151	$124	$27
Customer relationships	38	27	11
Total	$189	$151	$38

We purchased $69 million of other intangibles and recorded $76 million of goodwill during 2006.

In February 2006, we acquired the remaining 49 percent minority interest in Yokogawa Analytical Systems, a joint venture between Agilent and Yokogawa Electrical Corporation. This acquisition resulted in the recording of $43 million in intangible assets and $60 million of goodwill. In addition, during 2006 we recorded two acquisitions, one earn out payment on an acquisition completed in 2005, and one joint venture buyout payment. Pro forma disclosures are not presented for these transactions as they were not material.

Amortization of intangible assets was $24 million in 2006, $13 million in 2005 and $17 million in 2004. Future amortization expense related to existing intangible assets is estimated to be $27 million in 2007, $19 million in 2008, $12 million in 2009, $10 million in 2010, $7 million in 2011 and $8 million thereafter.

15. Investments

Investments in cost basis and equity method investments and securities classified as trading securities or available-for-sale and included in other assets on our consolidated balance sheet were as follows at October 31, 2006 and 2005 (net book value):

	October 31,	
	2006	2005
	(in millions)	
Investments in and advances to equity method investees	$ –	$119
Cost method investments	34	31
Trading securities	62	53
Available-for-sale investments (original cost of $62 million in 2006 and $54 million in 2005)	76	66
Total	$172	$269

Cost method investments consist of non-marketable equity securities and are accounted for at historical cost. For investments where we have significant influence over the investee, the equity method of accounting is used. Agilent's proportionate share of income or loss for equity method investments was recorded currently in earnings. Trading securities are reported at fair value, with gains or losses resulting from changes in fair value recognized currently in operating earnings. Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, included in stockholders' equity.

All of our investments (excluding trading securities) are subject to periodic impairment review. However, the impairment analysis requires significant judgment to identify events or circumstances that would likely have significant adverse effect on the future value of the investment.

Charges related to other than temporary impairments were $1 million in 2006, $18 million in 2005 and $15 million in 2004. These impairment charges were recorded in other income (expense), net in the consolidated statement of operations.

Unrealized gains and losses on our trading securities portfolio were $6 million gain in 2006 and $5 million gain in both 2005 and 2004. Realized gains and losses from the sale of available-for-sale securities was $9 million in 2006, $8 million in 2005 and zero in 2004. Realized gains and losses from the sale of held-to-maturity securities was $2 million in 2006, zero in 2005 and zero in 2004.

In the first quarter of fiscal year 2006, we sold our remaining interest in Lumileds to Philips. See Note 7, "Equity in Net Income of Unconsolidated Affiliate and Gain on Sale – Lumileds "for further details.

16. Retirement Plans and Post Retirement Pension Plans

General. Substantially all of our employees are covered under various defined benefit and/or defined contribution plans. Additionally, we sponsor post-retirement health care benefits and a death benefit under the Agilent Survivor Protection Plan for our eligible U.S. employees.

Agilent provides U.S. employees, who meet eligibility criteria under the retirement and deferred profit-sharing plans, defined benefits which are generally based on an employee's highest five consecutive years' average pay during the years of employment and on length of service. For eligible service through October 31, 1993, the benefit payable under the Agilent Retirement Plan is reduced by any amounts due to the eligible employee under our defined contribution Deferred Profit-Sharing Plan ("DPSP"), which was closed to new participants as of November 1993.

As of October 31, 2006 and 2005, the fair value of plan assets and the total projected benefit obligation of the DPSP for U.S. Agilent Employees were $726 million and $826 million, respectively.

Eligible employees outside the U.S. generally receive retirement benefits under various retirement plans based upon factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements. Our U.S. retirees who retired prior to January 1, 2005, are also covered by a lump sum death benefit that is part of the Retiree Survivor's Benefit Plan. In July 2004, the Retiree Survivor's Benefit Plan was revised to eliminate the $5,000 Retiree Survivor Benefit for all U.S. retirees who retire on or after January 1, 2005.

401(k) defined contribution plan. Our U.S. eligible employees may participate in the Agilent Technologies, Inc. 401(k) Plan (the "401(k) Plan"). Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. Under the 401(k) Plan, we provide matching contributions to employees up to a maximum of 4 percent of an employee's annual eligible compensation. The maximum contribution to the 401(k) Plan is 50 percent of an employee's annual eligible compensation, subject to regulatory and plan limitations. The 401(k) Plan expense included in income (loss) from continuing operations was $26 million in 2006, $25 million in 2005 and $25 million in 2004.

Post-retirement medical benefit plans. In addition to receiving pension benefits, our U.S. employees who meet retirement eligibility requirements as of their termination dates may participate in our Non-Medicare Medical or Medicare Medical Plans (the "Post-retirement Medical Plans") under the Agilent Health Plan. Current U.S. employees may become eligible for these benefits, and the existing benefit obligation relates primarily to those employees. Once participating in a medical plan, retirees may choose from managed-care and indemnity options, with their contributions dependent on the options chosen and length of service.

Plan amendments. In July 2004, the Compensation Committee of the Board of Directors approved design changes to Agilent's Post-retirement Medical Plans. One option available to existing post-65 retirees is a new Medicare Supplement Plan in 2005. The Medicare Supplement Plan supplements Medicare coverage by reimbursing Medicare Parts A and B deductibles at 100 percent after Medicare pays its portion of the retiree's expenses. The Post-retirement Medical Plan for a majority of future retirees was revised to establish retiree medical accounts for the benefit of such retirees and will be funded with amounts as determined by Agilent.

Medicare Prescription Drug, Improvement and Modernization Act of 2003. In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") was passed which expands Medicare to include an outpatient prescription drug benefit beginning in 2006. In May 2004, the FASB issued FSP 106-2, "Accounting and Disclosure

Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003", which provides guidance on how companies should account for the impact of the Act on its postretirement healthcare plans. Beginning in 2006, the federal government provides a non-taxable subsidy to employers that sponsor prescription drug benefits to retirees that are "actuarially equivalent" to Medicare Part D benefits. We have determined that the prescription drug benefits offered under our plans qualify for this subsidy and assuming that we will continue to offer these benefits, we have reflected the expected subsidy according to the guidance in FSP 106-2 prospectively in our financial statements. The adoption of FSP 106-2 had no material impact on our accumulated postretirement benefit obligation or net plan costs.

Components of net periodic cost. For the years ended October 31, 2006, 2005 and 2004, our net pension and post-retirement benefit costs were comprised of:

	Pensions						U.S. Post Retirement Benefit Plans		
	U.S. Plans			Non-U.S. Plans					
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	(in millions)								
Service cost – benefits earned during the period	$ 45	$ 63	$ 63	$ 45	$ 44	$ 41	$ 5	$ 6	$ 12
Interest cost on benefit obligation	39	40	39	58	58	52	28	29	32
Expected return on plan assets	(51)	(50)	(45)	(81)	(73)	(65)	(27)	(25)	(25)
Amortization and deferrals:									
Actuarial loss	(3)	2	3	34	31	33	7	9	6
Prior service cost	1	1	1	–	–	–	(11)	(13)	(5)
Net plan costs	31	56	61	56	60	61	2	6	20
Curtailments and settlements	(42)	–	–	(11)	–	–	(38)	–	–
Total net plan costs	$(11)	$ 56	$ 61	$ 45	$ 60	$ 61	$(36)	$ 6	$ 20
Summary of net plan costs:									
Continuing operations	$ 29	$ 45	$ 49	$ 50	$ 56	$ 57	$ 2	$ 5	$ 16
Discontinued operations	2	11	12	6	4	4	–	1	4
Summary of Curtailments and Settlements:									
Continuing operations	(11)	–	–	–	–	–	(12)	–	–
Discontinued operations	(31)	–	–	(11)	–	–	(26)	–	–
Total net plan costs	$(11)	$ 56	$ 61	$ 45	$ 60	$ 61	$(36)	$ 6	$ 20

As of December 1, 2005, due to the divestiture of the semiconductor products business, we recorded curtailments and settlements as required by SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," ("SFAS No. 88") and as required under the SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," ("SFAS No. 106"). The impact to the U.S. Plans and the U.S. Post Retirement Benefit Plan was curtailment gains of $22 million and $21 million, recorded in discontinued operations. The impact on the Non-U.S. Plans was a settlement gain of $8 million recorded in discontinued operations.

Due to the separation of our semiconductor test solutions business into a separate legal company, Verigy, as of June 1, 2006, and due to significant workforce reductions, we recorded

Annual Report Financials

curtailments and settlements as required by SFAS No. 88 and SFAS No. 106 in the third quarter. The impact to the U.S. Plans was a curtailment gain of $12 million consisting of curtailment gain of $3 million for continuing operations and curtailment gain of $9 million for discontinued operations as well as a $4 million settlement gain relating to continuing operations. The impact to the U.S. Post Retirement Benefit Plan was a curtailment gain of $12 million for continuing operations. The impact to the Non-U.S. Plans was a curtailment loss of $1 million and a settlement gain of $4 million, that were recorded in discontinued operations.

In the U.S., because of additional workforce reductions along with cessation of retiree medical benefits for Verigy employees as of October 31, 2006, we recorded curtailments and settlements as required by SFAS No. 88 and SFAS No. 106 in the fourth quarter. The impact to the U.S. Plans was curtailment gains of $2 million and a settlement gain of $2 million both of which were for continuing operations. For the U.S. Post Retirement Benefit Plan, we recorded a curtailment gain of $5 million which was for discontinued operations.

Funded status. As of October 31, 2006 and 2005, the funded status of the defined benefit and post-retirement benefit plans was:

	U.S. Defined Benefit Plans		Non-U.S. Defined Benefit Plans		U.S. Post Retirement Benefit Plans	
	2006	2005	2006	2005	2006	2005
	(in millions)					
Change in fair value of plan assets:						
Fair value – beginning of year	$ 628	$ 564	$1,283	$1,109	$ 313	$ 300
Actual return on plan assets	94	67	127	208	48	35
Employer contributions	41	41	76	34	–	–
Participants' contributions	–	–	5	5	–	–
Benefits paid	(3)	(47)	(39)	(29)	(17)	(22)
Transfer from DPSP	1	3	–	–	–	–
Settlements	(121)	–	–	–	–	–
Distribution of semiconductor test solutions business	–	–	(30)	–	–	–
Currency impact	–	–	42	(44)	–	–
Fair value – end of year	$ 640	$ 628	$1,464	$1,283	$ 344	$ 313
Change in benefit obligation:						
Benefit obligation – beginning of year	$ 746	$ 718	$1,421	$1,189	$ 509	$ 503
Service cost	45	62	45	44	5	6
Interest cost	39	40	58	57	28	28
Participants' contributions	–	–	5	5	–	–
Plan amendment	–	–	–	(13)	–	–
Actuarial (gain) loss	1	(30)	(8)	217	(38)	28
Benefits paid	(3)	(47)	(39)	(29)	(16)	(22)
Transfer from DPSP	1	3	–	–	–	–
Curtailments	(36)	–	–	–	(21)	–
Settlements	(121)	–	(17)	–	–	–
Distribution of semiconductor test solutions business	–	–	(52)	–	–	–
Impact of Medicare Act	–	–	–	–	–	(34)
Currency impact	–	–	53	(49)	–	–
Benefit obligation – end of year	$ 672	$ 746	$1,466	$1,421	$ 467	$ 509
Benefit obligation in excess of plan assets	$ (32)	$(118)	$ (2)	$ (138)	$(123)	$(196)
Unrecognized net actuarial (gain) loss	(63)	(30)	$ 297	391	59	146
Unrecognized prior service cost (benefit) related to plan changes	–	1	(17)	(18)	(79)	(128)
Net (accrued) prepaid costs	$ (95)	$(147)	$ 278	$ 235	$(143)	$(178)
Amounts recognized in the consolidated balance sheet consist of:						
Prepaid defined benefit plan costs	–	–	$ 180	$ 127	–	–
Accrued defined benefit plan costs	$ (95)	$(147)	(16)	(66)	–	–
Intangible assets	–	–	2	4	–	–
Additional minimum pension liability	–	–	112	170	–	–
Accrued post-retirement benefits costs	–	–	–	–	(143)	(178)
Net (accrued) prepaid costs	$ (95)	$(147)	$ 278	$ 235	$(143)	$(178)

the Post-retirement Medical Plans. The following table presents expected future benefit payments for the next 10 years:

	U.S. Defined Benefit Plans	Non-U.S. Defined Benefit Plans	U.S. Post Retirement Benefit Plans
		(in millions)	
2007	$ 32	$ 29	$ 23
2008	$ 34	$ 31	$ 25
2009	$ 41	$ 34	$ 26
2010	$ 50	$ 37	$ 28
2011	$ 60	$ 40	$ 29
2012-2016	$245	$251	$160

Assumptions. The assumptions used to determine the benefit obligations and expense for our defined benefit and post-retirement benefit plans are presented in the table below. The expected long-term return on assets below represents an estimate of long-term returns on investment portfolios consisting of a mixture of equities, fixed income and alternative investments in proportion to the asset allocations of each of our plans. We consider long-term rates of return, which are weighted based, on the asset classes (both historical and forecasted) in which we expect our pension and post-retirement funds to be invested. Discount rates reflect the current rate at which pension and post-retirement obligations could be settled based on the measurement dates of the plans – October 31 for the U.S. plans and September 30 for the non-U.S. plans. The U.S. discount rates were determined by matching the expected plan benefit payments against the cash flows from a hypothetically constructed portfolio of high quality corporate bonds. The average yield of this hypothetical bond portfolio was used as a proxy for setting the discount rate. The non-U.S. rates were generally based on published rates for high-quality corporate bonds. The range of assumptions that were used for the non-U.S. defined benefit plans reflects the different economic environments within various countries.

Assumptions used to calculate the net periodic cost in each year were as follows:

	For years ended October 31,		
	2006	2005	2004
U.S. defined benefit plans:			
Discount rate	5.75%	5.75%	6.25%
Average increase in compensation levels	4.0%	4.0%	4.25%
Expected long-term return on assets	8.5%	8.5%	8.75%
Non-U.S. defined benefit plans:			
Discount rate	2.25-5.0%	2.25-5.75%	2.0-5.5%
Average increase in compensation levels	0-4.0%	2.5-4.25%	2.5-4.0%
Expected long-term return on assets	4.5-7.0%	4.5-7.5%	5.0-7.5%
U.S. post-retirement benefits plans:			
Discount rate	5.75%	5.75%	6.25%
Expected long-term return on assets	8.5%	8.5%	8.75%
Current medical cost trend rate	10.0%	10.0%	10.0%
Ultimate medical cost trend rate	5.0%	5.0%	5.0%
Medical cost trend rate decreases to ultimate rate in year	2011	2010	2009

Assumptions used to calculate the benefit obligation and the resulting additional minimum pension liability were as follows:

	As of the years ending October 31,	
	2006	2005
U.S. defined benefit plans:		
Discount rate	6.0%	5.75%
Average increase in compensation levels	4.0%	4.0%
Expected long-term return on assets	8.5%	8.5%
Non-U.S. defined benefit plans:		
Discount rate	2.25-5.0%	2.25-5.0%
Average increase in compensation levels	0-4.25%	0-4.0%
Expected long-term return on assets	4.5-7.0%	4.5-7.0%
U.S. post-retirement benefits plans:		
Discount rate	6.0%	5.75%
Expected long-term return on assets	8.5%	8.5%
Current medical cost trend rate	10.0%	10.0%
Ultimate medical cost trend rate	5.0%	5.0%
Medical cost trend rate decreases to ultimate rate in year	2012	2011

Assumed health care trend rates could have a significant effect on the amounts reported for Post-retirement Medical Plans. A one percentage point change in the assumed health care cost trend rates for the year ended October 31, 2006 would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
	(in millions)	
Effect on total service and interest cost components	$ 4	$ (3)
Effect on post-retirement benefit obligations	$52	$(44)

17. Guarantees

Standard Warranty

A summary of the standard warranty accrual activity in 2006 and 2005 is shown in the table below.

	October 31,	
	2006	2005
	(in millions)	
Balance as of October 31, 2005 and 2004	$40	$52
Accruals for warranties issued during the period	50	49
Accruals related to pre-existing warranties (including changes in estimates)	(2)	8
Settlements made during the period	(59)	(69)
Balance as of October 31, 2006 and 2005	$29	$40

Extended Warranty

Revenue from our extended warranty contracts with terms beyond one year is deferred and recognized on a straight-line basis over the contract period. Related costs are expensed as incurred. Amounts representing warranty contracts for the next twelve months are included in deferred revenue on the consolidated balance sheet and were $43 million and $26 million at October 31, 2006 and October 31, 2005, respectively. The long-term amounts are recorded in other liabilities on the consolidated balance sheet and were $55 million and $50 million at October 31, 2006 and October 31, 2005, respectively. Also see Note 20, "Other Accrued Liabilities and Other Long-Term Liabilities."

	October 31,	
	2006	2005
	(in millions)	
Balance as of October 31, 2005 and 2004	$76	$45
Deferral of revenue for new contracts	51	45
Recognition of revenue	(29)	(14)
Balance as of October 31, 2006 and 2005	$98	$76

Lease Guarantees

During the quarter ended April 30, 2005 we entered into an amended Vendor Finance agreement with CIT Group Inc. (formerly Tyco Capital Corporation) that released Agilent from substantially all credit guarantees. As part of this agreement Agilent was also released of liability relating to the guarantees that could require us to repurchase individual leases if the documentation we provided to support the lease was not materially accurate. The impact of the agreement was not material.

Indemnifications to Avago

In connection with the sale of our semiconductor products business in December 2005, we agreed to indemnify Avago, its affiliates and other related parties against certain damages that it might incur in the future. These indemnifications primarily cover damages relating to liabilities of the businesses that Agilent retained and did not transfer to Avago, as well as pre-closing taxes and other specified items. Agilent's indemnification for representations and warranties made to Avago are generally limited to 10 percent of the purchase price and survive until March 31, 2007. In our opinion, the fair value of these indemnifications was not material as of October 31, 2006.

Indemnifications to Verigy

In connection with the spin-off of Verigy, we agreed to indemnify Verigy and its affiliates against certain damages which it might incur in the future. These indemnifications primarily cover damages relating to liabilities of the businesses that Agilent did not transfer to Verigy, liabilities that might arise under limited portions of Verigy's IPO materials that relate to Agilent, and costs and expenses incurred by Agilent or Verigy to effect the IPO, arising out of the distribution of Agilent's remaining holding in Verigy ordinary shares to Agilent's stockholders, or incurred to effect the separation of the semiconductor test solutions business from Agilent to the extent incurred prior to the separation on June 1, 2006. In our opinion, the fair value of these indemnifications was not material as of October 31, 2006.

Indemnifications to Hewlett-Packard

We have given multiple indemnities to Hewlett-Packard in connection with our activities prior to our spin-off from HP for the businesses that constituted Agilent prior to the spin-off. These indemnifications cover a variety of aspects of our business, including, but not limited to, employee, tax, intellectual property and environmental matters. The agreements containing these indemnifications have been previously disclosed as exhibits to our registration statement on Form S-1 filed on August 16, 1999. In our opinion, the fair value of these indemnifications was not material as of October 31, 2006.

Indemnifications to Officers and Directors

Our corporate by-laws require that we indemnify our officers and directors, as well as those who act as directors and officers of other entities at our request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to Agilent. In addition, we have entered into separate indemnification agreements with each director and each board-appointed officer of Agilent which provide for indemnification of these directors and officers under similar circumstances and under additional circumstances. The indemnification obligations are more fully described in the by-laws and the indemnification agreements. We purchase standard insurance to cover claims or a portion of the claims made against our directors and officers. Since a maximum obligation is not explicitly stated in our by-laws or in our indemnification agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, we have not made payments related to these obligations, and the fair value for these obligations was zero on the consolidated balance sheet as of October 31, 2006.

Other Indemnifications

As is customary in our industry and as provided for in local law in the U.S. and other jurisdictions, many of our standard contracts provide remedies to our customers and others with whom we enter into contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time, we indemnify customers, as well as our suppliers, contractors, lessors, lessees, companies that purchase our businesses or assets and others with whom we enter into contracts, against combinations of loss, expense, or liability arising from various triggering events related to the sale and the use of our products and services, the use of their goods and services, the use of facilities and state of our owned facilities, the state of the assets and businesses that we sell and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time we also provide protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In our experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability was not material as of October 31, 2006.

18. Commitments and Contingencies

Operating Lease Commitments: We lease certain real and personal property from unrelated third parties under non-cancelable operating leases. Future minimum lease payments under operating leases related to continuing operations at October 31, 2006 were $79 million for 2007, $62 million for 2008, $44 million for 2009, $25 million for 2010, $16 million for 2011 and $37 million thereafter. Future minimum sublease income under leases at October 31, 2006 was $12 million for 2007, $10 million for 2008, $6 million for 2009, $2 million for 2010 and zero for 2011. Certain leases require us to pay property taxes, insurance and routine maintenance, and include escalation clauses. Total rent expense, including amounts recorded in discontinued operations, was $112 million in 2006, $90 million in 2005 and $116 million in 2004. Rent expense recorded in discontinued operations was $2 million in 2006, $23 million in 2005 and $25 million in 2004.

We are involved in lawsuits, claims, investigations and proceedings, including patent, commercial and environmental matters. There are no matters pending that we expect to be material in relation to our business, consolidated financial condition, results of operations or cash flows.

19. Restructuring and Asset Impairment

We initiated several restructuring plans in prior periods: the 2001 Plan, the 2002 Plan and the 2003 Plan ("Prior Plans"). The workforce reduction portion of the Prior Plans was completed during fiscal year 2005. The consolidation of excess facilities portion of Prior Plans is expected to be completed within approximately the next five years. In addition, there may be future changes in estimates for the consolidation of excess facilities related to changes in market conditions from those originally expected at the time the charges were recorded.

In the fourth quarter of 2005, as a consequence of the decision to divest the semiconductor products and semiconductor test solutions businesses, we launched a new restructuring program (the "2005 Plan") to align our workforce with our smaller organizational size. The 2005 Plan consists purely of workforce reduction initiatives, and is primarily focused on reducing the costs associated with the shared services functions.

A summary of total restructuring activity, including that classified as discontinued operations, is shown in the table below:

	Workforce Reduction	Consolidation of Excess Facilities	Impairments	Total
		(in millions)		
Balance as of October 31, 2003	$ 18	$71	$ –	$ 89
Income statement expense	101	35	25	161
Asset impairments	–	–	(25)	(25)
Cash payments	(98)	(40)	–	(138)
Balance as of October 31, 2004	$ 21	$66	$ –	$ 87
Income statement expense	106	10	7	123
Asset impairments	–	–	(7)	(7)
Cash payments	(83)	(27)	–	(110)
Balance as of October 31, 2005	$ 44	$49	$ –	$ 93
Income statement expense	111	33	42	186
Asset impairments	–	–	(42)	(42)
Cash payments	(142)	(24)	–	(166)
Balance as of October 31, 2006	$ 13	$58	$ –	$ 71

The restructuring accrual for all plans, which totaled $71 million at October 31, 2006 and $93 million at October 31, 2005, is recorded in other accrued liabilities and other long-term liabilities on the consolidated balance sheet and represents estimated future cash outlays. Workforce reduction expenses, primarily severance, are expected to be largely completed by the end of fiscal 2007. In 2006, we consolidated several facilities due to changes in our organizational structure and recorded impairment charges of $42 million. These charges were primarily associated with facilities located in Germany and the US.

approximately 125 million shares of our common stock for $4.466 billion. In addition, we capitalized $3 million of service and legal fees.

During the fourth quarter of 2006, our Board of Directors authorized another stock repurchase program of up to $2 billion of our common stock. Under the new program, we repurchased approximately 1.7 million shares for $56 million in the fourth quarter of 2006.

As of October 31, 2006, we have repurchased approximately 127 million shares of our common stock for approximately $4.5 billion. All such shares and related costs are held as treasury stock and accounted for using the cost method.

23. Segment Information

Description of segments. We are a measurement company, providing core bio-analytical and electronic measurement solutions to the communications, electronics, life sciences and chemical analysis industries. During 2006, we completed the divestiture of our semiconductor products business and spin-off of our semiconductor test solutions business. See Note 3, "Discontinued Operations of Our Semiconductor Products Business" and Note 4, "Discontinued Operations of Our Semiconductor Test Solutions Business" for further information. Following this reorganization, Agilent has two businesses – bio-analytical measurement and electronic measurement – each of which comprises a reportable segment. The segments were determined based primarily on how the chief operating decision maker views and evaluates our operations. Other factors, including customer base, homogeneity of products, technology and delivery channels, were also considered in determining our reportable segments.

A description of our two remaining reportable segments is as follows:

- Bio-analytical measurement business provides application-focused solutions that include instruments, software, consumables and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products. Our seven key product categories include microarrays, microfluidics, gas chromatography, liquid chromatography, mass spectrometry, software and informatics, and related consumables, reagents and services;
- Electronic measurement business provides standard and customized electronic measurement instruments and systems, monitoring, management and optimization tools for communications networks and services, software design tools and related services that are used in the design, development, manufacture, installation, deployment and operation of electronics equipment and communications networks and services. Related services include start-up assistance, instrument productivity and application services and instrument calibration and repair. We also offer customization, consulting and optimization services throughout the customer's product lifecycle.

Segment revenue and profit. The accounting policies used to derive reportable segment results are generally the same as those described in Note 1, "Overview and Summary of Significant Accounting Policies".

A significant portion of the segments' expenses arise from shared services and infrastructure that we have historically managed centrally in order to realize economies of scale and to efficiently use resources. These expenses, collectively called corporate charges, include costs of centralized research and development, legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other corporate infrastructure expenses. Charges are allocated to the segments, and the allocations are determined on a basis that we considered to be a reasonable reflection of the utilization of services provided to or benefits received by the segments. After its separation on June 1, 2006, Agilent started billing our semiconductor test solutions business for their use of shared services under the transition services agreement. Corporate charges previously allocated to our semiconductor products business and semiconductor test systems business, but not classified within discontinued operations, were not reallocated to our other segments. These charges are presented below as a component of the reconciliation between the segments' income from operations and Agilent's income from continuing operations and are classified as unallocated semiconductor products business corporate charges and unallocated semiconductor test systems business corporate charges.

The following tables reflect the results of our reportable segments under our management reporting system. These results are not in conformity with accounting principles generally accepted in the U.S. For example, share-based compensation, restructuring, and other items are excluded from the segment measure of income (loss) from operations. The performance of each segment is measured based on several metrics, including adjusted income (loss) from operations. These results are used, in part, by the chief operating decision maker in evaluating the performance of, and in allocating resources to, each of the segments.

The profitability of each of the segments is measured after excluding share-based compensation, restructuring and asset impairment charges, investment gains and losses, interest income, interest expense, amortization of goodwill, amortization and impairment of other intangibles and other items as noted in the reconciliation below.

	Bio-analytical Measurement	Electronic Measurement	Total Segments
Year ended October 31, 2006:			
Total net revenue	$1,554	$3,419	$4,973
Income from operations	$ 240	$ 479	$ 719
Depreciation expense	$ 39	$ 102	$ 141
Year ended October 31, 2005:			
Total net revenue	$1,421	$3,265	$4,686
Income from operations	$ 197	$ 360	$ 557
Depreciation expense	$ 37	$ 98	$ 135
Year ended October 31, 2004:			
Total net revenue	$1,333	$3,225	$4,558
Income from operations	$ 186	$ 279	$ 465
Depreciation expense	$ 38	$ 107	$ 145

In 2005 and 2004, revenue classified as discontinued operations included an adjustment of $1 million and $2 million respectively that was previously allocated to our semiconductor test solution business. As a result, total reportable segment revenue was higher than Agilent net revenue by $1 million and $2 million for fiscal years 2005 and 2004 respectively.

The following table reconciles segment results to Agilent's total enterprise results from continuing operations before taxes:

	Years Ended October 31,		
	2006	2005	2004
	(in millions)		
Total reportable segments' income from operations	$719	$557	$465
Restructuring and asset impairment	(172)	(108)	(134)
Gain on sale of Palo Alto headquarters and San Jose site	121	–	–
Stock-based compensation	(94)	–	–
Amortization of intangibles	(24)	(13)	(17)
Retirement plans net curtailment and settlement	23	–	–
Other income (expense), net	163	75	24
Unallocated semiconductor products business corporate charges	(14)	(132)	(123)
Unallocated semiconductor test solutions business corporate charges	(42)	(64)	(70)
Unallocated corporate charges and other	(53)	(24)	(58)
Income from continuing operations before taxes, as reported	$627	$291	$ 87

Major customers. No customer represented 10 percent or more of our total net revenue in 2006, 2005 or 2004.

Unallocated assets primarily consist of cash, cash equivalents, short-term investments, accumulated amortization of goodwill and other intangibles, the valuation allowance relating to deferred tax assets and other assets. In 2006, we refined the methodology for allocating corporate assets, the largest component of which relates to deferred tax assets before the valuation adjustment. Also, in 2006, we disposed a portion of our equity investments and the remaining balance of $16 million was reclassified to available for sale securities. The following table reflects the updated measure of segment assets, capital expenditures and investments in equity-method investees directly managed by each segment. All historical amounts have been reclassified to conform to the current period presentation.

	Bio-analytical Measurement	Electronic Measurement	Total Segments
As of October 31, 2006:			
Assets	$922	$2,156	$3,078
Capital expenditures	$ 54	$ 131	$ 185
As of October 31, 2005:			
Assets	$690	$2,009	$2,699
Capital expenditures	$ 41	$ 68	$ 109
Investments in and advances to equity-method investees	–	$ 20	$ 20

The following table reconciles segment assets to Agilent's total assets:

	October 31, 2006	October 31, 2005
	(in millions)	
Total reportable segments' assets	$3,078	$2,699
Cash, cash equivalents and short-term investments	2,262	2,251
Total assets of discontinued operations, semiconductor products business	–	842
Total assets of discontinued operations, semiconductor test solutions business	–	247
Prepaid expenses	284	227
Cost method investments	81	126
Restricted cash and cash equivalents	1,606	22
Long-term and other receivables	205	201
Other, including valuation allowance	(147)	136
Total assets	$7,369	$6,751

Geographic Information

The following table presents summarized information for net revenue and long-lived assets by geographic region for continuing operations. Long lived assets consist of property, plant, and equipment, long-term receivables and other long-term assets excluding intangible assets. The rest of the world primarily consists of Southeast Asia and Europe.

	United States	Japan	Rest of the World	Total
Net revenue:				
Year ended October 31, 2006	$1,698	$657	$2,618	$4,973
Year ended October 31, 2005	$1,672	$575	$2,438	$4,685
Year ended October 31, 2004	$1,586	$592	$2,378	$4,556
Long-lived assets:				
October 31, 2006	$ 567	$241	$ 465	$1,273
October 31, 2005	$ 706	$233	$ 464	$1,403

QUARTERLY SUMMARY

(Unaudited)

	Three Months Ended			
	January 31	April 30	July 31	October 31
	(in millions, except per share data)			
2006	(1)(9)	(2)(9)	(3)(9)	(4)
Net revenue	$ 1,167	$ 1,239	$ 1,239	$ 1328
Gross profit	602	641	686	729
Income from operations	35	98	182	149
Income from continuing operations	974	121	216	126
Income (loss) from discontinued operations of our semiconductor products business, net of tax	1,837	(16)	(6)	1
Income from discontinued operations of our semiconductor test solutions business, net of tax	5	10	17	22
Net income	$ 2,816	$ 115	$ 227	$ 149
Net income per share — Basic:				
Income from continuing operations	$ 2.06	$ 0.28	$ 0.53	$ 0.31
Income (loss) from discontinued operations of our semiconductor products business	3.88	(0.04)	(0.02)	—
Income from discontinued operations of our semiconductor test solutions business	0.01	0.03	0.04	0.05
Net income per share	$ 5.95	$ 0.27	$ 0.55	$ 0.36
Net income per share — Diluted:				
Income from continuing operations	$ 2.02	$ 0.28	$ 0.51	$ 0.31
Income (loss) from discontinued operations of our semiconductor products business	3.80	(0.04)	(0.01)	—
Income from discontinued operations of our semiconductor test solutions business	0.01	0.02	0.04	0.05
Net income per share	$ 5.83	$ 0.26	$ 0.54	$ 0.36
Weighted average shares used in computing net Income (loss) per share:				
Basic	473	430	412	409
Diluted	483	442	422	418
Range of stock prices on NYSE[10]	$31.90-36.10	$33.52-39.54	$27.47-39.45	$26.96-35.60
2005	(5)(9)	(6)(9)	(7)(9)	(8)(9)
Net revenue	$ 1,134	$ 1,179	$ 1,124	$ 1,248
Gross profit	569	607	553	635
Income from operations	62	57	39	58
Income (loss) from continuing operations	80	72	60	(21)
Income from discontinued operations of our semiconductor products business, net of tax	52	42	50	42
Income (loss) from discontinued operations of our semiconductor test solutions business, net of tax	(29)	(19)	(6)	4
Net income	$ 103	$ 95	$ 104	$ 25
Net income per share — Basic:				
Income (loss) from continuing operations	$ 0.16	$ 0.15	$ 0.12	$ (0.04)
Income from discontinued operations of our semiconductor products business, net of tax	0.11	0.08	0.10	0.08
Income (loss) from discontinued operations of our semiconductor test solutions business, net of tax	(0.06)	(0.04)	(0.01)	0.01
Net income per share — Basic	$ 0.21	$ 0.19	$ 0.21	$ 0.05
Net income per share — Diluted:				
Income (loss) from continuing operations	$ 0.16	$ 0.15	$ 0.11	$ (0.04)
Income from discontinued operations of our semiconductor products business, net of tax	0.11	0.08	0.10	0.08
Income (loss) from discontinued operations of our semiconductor test solutions business, net of tax	(0.06)	(0.04)	(0.01)	0.01
Net income per share — Diluted	$ 0.21	$ 0.19	$ 0.20	$ 0.05
Weighted average shares used in computing net Income per share:				
Basic	491	491	494	500
Diluted	496	496	499	512
Range of stock prices on NYSE[10]	$21.43-25.90	$20.11-24.99	$20.72-26.63	$25.18-34.45

QUARTERLY SUMMARY
(Unaudited)

NOTES:

(1) Includes pre-tax restructuring charges of $39 million relating to severance expenses. Income from continuing operations also includes a gain of $901 million relating to the sale of an equity investment. See Note 7 "Equity in net income of unconsolidated affiliate and gain on sale–Lumileds"

(2) Includes pre-tax restructuring and asset impairment charges of $66 million primarily relating to severance expenses

(3) Includes pre-tax restructuring and asset impairment charges of $40 million primarily relating to severance expenses

(4) Includes pre-tax restructuring and asset impairment charges of $41 million primarily relating to severance expenses

(5) Includes pre-tax restructuring and asset impairment charges of $9 million primarily relating to severance expenses

(6) Includes pre-tax restructuring and asset impairment charges of $5 million primarily relating to severance expenses

(7) Includes pre-tax restructuring and asset impairment charges of $35 million primarily relating to severance expenses

(8) Includes pre-tax restructuring and asset impairment charges of $64 million primarily relating to severance expenses

(9) All historical amounts have been restated for discontinued operations

RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY AFFECT FUTURE RESULTS

Our operating results and financial condition could be harmed if the markets into which we sell our products decline or do not grow as anticipated.

Visibility into our markets is limited. Our quarterly sales and operating results are highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. In addition, our revenues and earnings forecasts for future quarters are often based on the expected seasonality or cyclicality of our markets. However, the markets we serve do not always experience the seasonality or cyclicality that we expect. Any decline in our customers' markets or in general economic conditions would likely result in a reduction in demand for our products and services. For example, if the Asia Pacific market does not grow as anticipated, our results could suffer. The broader semiconductor market is one of the drivers for our electronic measurement business, and therefore, a decrease in the semiconductor market could harm our electronic measurement business. Also, if our customers' markets decline, we may not be able to collect on outstanding amounts due to us. Such decline could harm our consolidated financial position, results of operations, cash flows and stock price, and could limit our ability to sustain profitability. Also, in such an environment, pricing pressures could intensify. Since a significant portion of our operating expenses is relatively fixed in nature due to sales, research and development and manufacturing costs, if we were unable to respond quickly enough these pricing pressures could further reduce our gross margins.

We may not be successful in our efforts to maintain a reduced cost structure, and the actions that we take in order to reduce costs could have long-term adverse effects on our business.

We have taken, and continue to take, various actions to transition our company to a reduced cost structure. For example, in fiscal year 2005, we announced the restructuring of our global infrastructure organization to reduce costs by $450 million. This program has not yet been completed.

There are several risks inherent in our efforts to maintain a reduced cost structure. These include the risks that we will not be able to reduce expenditures quickly enough and hold them at a level necessary to sustain or increase profitability and that we may have to undertake further restructuring initiatives that would entail additional charges. For example, a reduced cost structure could lead to increases in demand for items like travel, training, consultants, manufacturing and operating supplies, as we experienced in parts of 2004. As we transform our infrastructure, we expect to face ongoing pressure to control expenses. If we are not able to hold down expenses we may have to further reduce our workforce. There is also the risk that cost-cutting initiatives will impair our ability to effectively develop and market products, to remain competitive in the industries in which we compete and to operate effectively. Each of the above measures could have long-term effects on our business by reducing our pool of talent, decreasing or slowing improvements in our products, making it more difficult for us to respond to customers, limiting our ability to increase production quickly if and when the demand for our products increases and limiting our ability to hire and retain key personnel. These circumstances could cause our income to be lower than it otherwise might be, which would adversely affect our stock price.

If we do not introduce successful new products and services in a timely manner, our products and services will become obsolete, and our operating results will suffer.

We generally sell our products in industries that are characterized by rapid technological changes, frequent new product and service introductions and changing industry standards. In addition, many of the markets in which we operate are seasonal and cyclical. Without the timely introduction of new products, services and enhancements, our products and services will become technologically obsolete over time, in which case our revenue and operating results would suffer. The success of our new products and services will depend on several factors, including our ability to:

- properly identify customer needs;
- innovate and develop new technologies, services and applications;
- successfully commercialize new technologies in a timely manner;
- manufacture and deliver our products in sufficient volumes on time;
- differentiate our offerings from our competitors' offerings;
- price our products competitively;
- anticipate our competitors' development of new products, services or technological innovations; and
- control product quality in our manufacturing process.

Dependence on contract manufacturing and outsourcing other portions of our supply chain may adversely affect our ability to bring products to market and damage our reputation. Dependence on outsourced information technology and other administrative functions may impair our ability to operate effectively.

As part of our efforts to streamline operations and to cut costs, we have been outsourcing aspects of our manufacturing processes and other functions and will continue to evaluate additional outsourcing. If our contract manufacturers or other outsourcers fail to perform their obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. For example, during a market upturn, our contract manufacturers may be unable to meet our demand requirements, which may preclude us from fulfilling our customers' orders on a timely basis. The ability of these manufacturers to perform is largely outside of our control. In addition, we outsourced significant portions of our information technology ("IT") function and other administrative functions. Since IT is critical to our operations, any failure to perform on the part of the IT providers could impair our ability to operate effectively. In addition to the risks outlined above, problems with manufacturing or IT outsourcing could result in lower revenues, unexecuted efficiencies, impact our results of operations and our stock price. Much of our outsourcing takes place in developing countries and, as a result, may be subject to geopolitical uncertainty.

Failure to adjust our purchases due to changing market conditions or failure to estimate our customers' demand could adversely affect our income.

Our income could be harmed if we are unable to adjust our purchases to market fluctuations, including those caused by the seasonal or cyclical nature of the markets in which we operate. The sale of our products and services are dependent, to a large degree, on customers whose industries are subject to seasonal or cyclical trends in the demand for their products. For example, the consumer electronics market is particularly volatile, making demand difficult to anticipate. During a market upturn, we may not be able to purchase sufficient supplies or components to meet increasing product demand, which could materially affect our results. In addition, some of the parts that require custom design are not readily available from alternate suppliers due to their unique design or the length of time necessary for design work. Should a supplier cease manufacturing such a component, we would be forced to reengineer our product. In addition to discontinuing parts, suppliers may also extend lead times, limit supplies or increase prices due to capacity constraints or other factors. In order to secure components for the production of products, we may continue to enter into non-cancelable purchase commitments with vendors, or at times make advance payments to suppliers, which could impact our ability to adjust our inventory to declining market demands. Prior commitments of this type have resulted in an excess of parts when demand for our communications and electronics products has decreased. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges.

Our income may suffer if our manufacturing capacity does not match our demand.

Because we cannot immediately adapt our production capacity and related cost structures to rapidly changing market conditions, when demand does not meet our expectations, our manufacturing capacity will likely exceed our production requirements. If, during a general market upturn or an upturn in one of our segments, we cannot increase our manufacturing capacity to meet product demand, we will not be able to fulfill orders in a timely manner. This inability could materially and adversely limit our ability to improve our results. By contrast, if during an economic downturn we had excess manufacturing capacity, then our fixed costs associated with excess manufacturing capacity would adversely affect our income.

Economic, political and other risks associated with international sales and operations could adversely affect our results of operations.

Because we sell our products worldwide, our business is subject to risks associated with doing business internationally. We anticipate that revenue from international operations will continue to represent a majority of our total revenue. In addition, many of our employees, contract manufacturers, suppliers, job functions and manufacturing facilities are increasingly located outside the U.S. Accordingly, our future results could be harmed by a variety of factors, including:

- interruption to transportation flows for delivery of parts to us and finished goods to our customers;
- changes in foreign currency exchange rates;
- changes in a specific country's or region's political, economic or other conditions;
- trade protection measures and import or export licensing requirements;
- negative consequences from changes in tax laws;
- difficulty in staffing and managing widespread operations;
- differing labor regulations;
- differing protection of intellectual property;
- unexpected changes in regulatory requirements; and
- geopolitical turmoil, including terrorism and war.

We centralized most of our accounting processes to two locations: India and Malaysia. These processes include general accounting, cost accounting, accounts payable and accounts receivables functions. If conditions change in those countries, it may adversely affect operations, including impairing our ability to pay our suppliers and collect our receivables. Our results of operations, as well as our liquidity, may be adversely affected and possible delays may occur in reporting financial results.

Our business will suffer if we are not able to retain and hire key personnel.

Our future success depends partly on the continued service of our key research, engineering, sales, marketing, manufacturing, executive and administrative personnel. If we fail to retain and hire a sufficient number of these personnel, we will not be able to maintain or expand our business. The markets in which we operate are very dynamic, and our businesses continue to respond with reorganizations, workforce reductions and site closures. We believe our pay levels are very competitive within the regions that we operate. However, there is also intense competition for certain highly technical specialties in geographic areas where we continue to recruit, and it may become more difficult to retain our key employees.

Our acquisitions, strategic alliances, joint ventures and divestitures may result in financial results that are different than expected.

In the normal course of business, we frequently engage in discussions with third parties relating to possible acquisitions, strategic alliances, joint ventures and divestitures, and generally expect to complete several transactions per year. For example, in the fiscal year ended October 31, 2006, we completed the divestiture of our semiconductor products business and spin-off of Verigy. During the same period, we completed 4 acquisitions of companies or businesses. As a result of such transactions, our financial results may differ from our own or the investment community's expectations in a given quarter, or over the long term. Such transactions often have post-closing arrangements including but not limited to post-closing adjustments, transition services, escrows or indemnifications, or the financial results of which can be difficult to predict. In addition, acquisitions and strategic alliances may require us to integrate a different company culture, management team and business infrastructure. We may have difficulty developing, manufacturing and marketing the products of a newly acquired company in a way that enhances the performance of our combined businesses or product lines to realize the value from expected synergies. Depending on the size and complexity of an acquisition, our successful integration of the entity depends on a variety of factors, including:

- the retention of key employees;
- the management of facilities and employees in different geographic areas;
- the retention of key customers;
- the compatibility of our sales programs and facilities within those of the acquired company; and
- the compatibility of our existing infrastructure with that of an acquired company.

A successful divestiture depends on various factors, including our ability to:

- effectively transfer liabilities, contracts, facilities and employees to the purchaser;
- identify and separate the intellectual property to be divested from the intellectual property that we wish to keep; and
- reduce fixed costs previously associated with the divested assets or business.

Future impairment of the value of purchased assets and goodwill could have a significant negative impact on our future operating results. And, our inability to timely and effectively apply our systems of internal controls to an acquired business could harm our operating results or cause us to fail to meet our financial reporting obligations.

In addition, if customers of the divested business do not receive the same level of service from the new owners, this may adversely affect our other businesses to the extent that these customers also purchase other Agilent products. All of these efforts require varying levels of management resources, which may divert our attention from other business operations. Further, if market conditions or other factors lead us to change our strategic direction, we may not realize the expected value from such transactions. If we do not realize the expected benefits or synergies of such transactions, our consolidated.financial position, results of operations, cash flows and stock price could be negatively impacted.

Environmental contamination from past operations could subject us to unreimbursed costs and could harm on-site operations and the future use and value of the properties involved and environmental contamination caused by ongoing operations could subject us to substantial liabilities in the future.

Some of our properties are undergoing remediation by Hewlett-Packard for subsurface contaminations that were known at the time of our separation from HP. HP has agreed to retain the liability for this subsurface contamination, perform the required remediation and indemnify us with respect to claims arising out of that contamination. The determination of the existence and cost of any additional contamination caused by us could involve costly and time-consuming negotiations and litigation. In addition, HP will have access to our properties to perform remediation. While HP has agreed to minimize interference with on-site operations at those properties, remediation activities and subsurface contamination may require us to incur unreimbursed costs and could harm on-site operations and the future use and value of the properties. We cannot be sure that HP will continue to fulfill its indemnification or remediation obligations.

We have agreed to indemnify HP for any liability associated with contamination from past operations at all other properties transferred from HP to us other than those properties currently undergoing remediation by HP. While we are not aware of any material liabilities associated with any potential subsurface contamination at any of those properties, subsurface contamination may exist, and we may be exposed to material liability as a result of the existence of that contamination.

Our current and historical manufacturing processes involve, or have involved, the use of substances regulated under various international, federal, state and local laws governing the environment. As a result, we may become subject to liabilities for environmental contamination, and these liabilities may be substantial. While we have divested substantially all of our semiconductor related businesses to Avago and Verigy and regardless of indemnification arrangements with those parties, we may still become subject to liabilities for historical environmental contamination related to those businesses. Although our policy is to apply strict standards for environmental protection at our sites inside and outside the U.S., even if the sites outside the U.S. are not subject to regulations imposed by foreign governments, we may not be aware of all conditions that could subject us to liability.

Our customers and we are subject to various governmental regulations, compliance with which may cause us to incur significant expenses, and if we fail to maintain satisfactory compliance with certain regulations, we may be forced to recall products and cease their manufacture and distribution, and we could be subject to civil or criminal penalties.

Our businesses are subject to various significant international, federal, state and local regulations, including but not limited to health and safety, packaging, product content, labor and import/export regulations. These regulations are complex, change frequently and have tended to become more stringent over time. We may be required to incur significant expenses to comply with these regulations or to remedy violations of these regulations. Any failure by us to comply with applicable government regulations could also result in cessation of our operations or portions of our operations, product recalls or impositions of fines and restrictions on our ability to carry on or expand our operations. In addition, because many of our products are regulated or sold into regulated industries, we must comply with additional regulations in marketing our products.

Our products and operations are also often subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation by other agencies such as the U.S. Federal Communications Commission. We also must comply with work safety rules. If we fail to adequately address any of these regulations, our businesses could be harmed.

Some of our chemical analysis products are used in conjunction with chemicals whose manufacture, processing, distribution and notification requirements are regulated by the U.S. Environmental Protection Agency under the Toxic Substances Control Act, and by regulatory bodies in other countries with laws similar to the Toxic Substances Control Act. We must conform the manufacture, processing, distribution of and notification about these chemicals to these laws and adapt to regulatory requirements in all countries as these requirements change. If we fail to comply with these requirements in the manufacture or distribution of our products, then we could be made to pay civil penalties, face criminal prosecution and, in some cases, be prohibited from distributing our products in commerce until the products or component substances are brought into compliance.

We are subject to laws and regulations governing government contracts, and failure to address these laws and regulations or comply with government contracts could harm our business by leading to a reduction in revenue associated with these customers.

We have agreements relating to the sale of our products to government entities and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government. The laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing terms and conditions that are not applicable to private contracts. We are also subject to investigation for compliance with the regulations governing government contracts. A failure to comply with these regulations might result in suspension of these contracts, or administrative penalties.

Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling products.

While we do not believe that any of our products infringe the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products or services. Any litigation regarding patents or other intellectual property could be costly and time-consuming and could divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly license agreements, and we may not be able to obtain license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products.

We often rely on licenses of intellectual property useful for our businesses. We cannot ensure that these licenses will be available in the future on favorable terms or at all. Our intellectual property portfolio, which we use in negotiating licenses and asserting counterclaims, has changed as a result of our divestitures and the Verigy spin-off. Portions of that portfolio relevant to the buyer of our semiconductor products business or to Verigy are no longer available for our use except for a very limited ability to sublicense the divested and spun off intellectual property. We expect the IP portfolio to continue to change as we review and adjust our IP holdings consistent with our business strategies. Accordingly, the amount of intellectual property that we may use in our defense or for negotiations has decreased and will continue to change. We may be unable to obtain agreements on terms as favorable as we may have been able to obtain if we could have included in our defense or negotiations the divested and spun off intellectual property.

Third parties may infringe our intellectual property, and we may expend significant resources enforcing our rights or suffer competitive injury.

Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results.

Our pending patent and trademark registration applications may not be allowed, or competitors may challenge the validity or scope of our patents, copyrights or trademarks. In addition, our patents may not provide us a significant competitive advantage.

We may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and our competitive position may be harmed before we do so. In addition, competitors may design around our intellectual property rights or develop competing technologies. Intellectual property rights and our ability to enforce them may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share and result in lost revenues. Furthermore, some intellectual property rights are licensed to other companies, allowing them to compete with us using that intellectual property.

We expect to receive a Revenue Agent's Report from the U.S. Internal Revenue Service for 2000 through 2002 claiming a significant increase in our U.S. taxable income. An adverse outcome of this examination or any future examinations involving similar claims could have a material adverse effect on our results of operations and financial condition.

Our operations are subject to income and transaction taxes in the U.S. and in multiple foreign jurisdictions. These taxes are subject to review or audit by the Internal Revenue Service (IRS) and state, local and foreign tax authorities. In connection with an IRS audit of our U.S. federal income tax returns for 2000 through 2002, in October 2006, we received a Notice of Proposed Adjustment (NOPA) in which the IRS claims significant increases to our U.S. taxable income which could result in a commensurate increase in our U.S. income taxes payable. This claim relates to the use of Agilent's brand name by our foreign affiliates. We expect to receive a Revenue Agent's Report with respect to this claim in due course in which we anticipate the IRS will assert a significant aggregate tax deficiency, plus interest and possible penalties. We believe that the claimed IRS adjustments are inconsistent with applicable tax laws. Accordingly, we will oppose the claimed adjustments vigorously. However, there can be no assurance that we will prevail, and, if this matter is decided adversely to us and we are required to pay a significant amount of additional U.S. taxes (and applicable interest and possible penalties) for these years, our results of operations and financial condition would be materially and adversely affected.

If we suffer loss to our factories, facilities or distribution system due to catastrophe, our operations could be seriously harmed.

Our factories, facilities and distribution system are subject to catastrophic loss due to fire, flood, terrorism or other natural or man-made disasters. In particular, several of our facilities could be subject to a catastrophic loss caused by earthquake due to their locations. Our production facilities, headquarters and Agilent Technologies Laboratories in California, and our production facilities in Washington and Japan, are all located in areas with above-average seismic activity. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace the facility. In addition, since we have recently consolidated our manufacturing facilities, we are more likely to experience an interruption to our operations in the event of a catastrophe in any one location. Although we carry insurance for property damage and business interruption, we do not carry insurance or financial reserves for interruptions or potential losses arising from earthquakes or terrorism.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud, which could harm our brands and operating results.

Effective internal controls are necessary for us to provide reliable and accurate financial reports and effectively prevent fraud. We have devoted significant resources and time to comply with the internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002. In addition, Section 404 under the Sarbanes-Oxley Act of 2002 requires that we assess and our auditors attest to the design and operating effectiveness of our controls over financial reporting. Our compliance with the annual internal control report requirement for each fiscal year will depend on the effectiveness of our financial reporting and data systems and controls across our operating subsidiaries. Furthermore, an important part of our growth strategy has been, and will likely continue to be, the acquisition of complementary businesses, and we expect these systems and controls to become increasingly complex to the extent that we integrate acquisitions and our business grows. Likewise, the complexity of our systems and controls may become more difficult to manage as we transform our operating structure and continue to reduce infrastructure costs. To effectively manage these changes, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. We cannot be certain that these measures will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future, especially in light of likely future acquisitions of companies that are not in compliance with Section 404 of Sarbanes-Oxley Act of 2002. Any failure to implement required new or improved controls, difficulties encountered in their implementation or operation, or difficulties in the assimilation of acquired businesses into our control system could harm our operating results or cause it to fail to meet our financial reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of October 31, 2006, pursuant to and as required by Rule 13a-15(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2006, the company's disclosure controls and procedures, as defined by Rule 13a-15(b) under the Exchange Act, were effective and designed to ensure that (i) information required to be disclosed in the company's reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of October 31, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of October 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during Agilent's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.